Exhibit 99.1

Royal Bank of Canada	Notice of Annual Meeting of Common Shareholders February 26, 2009 Management Proxy Circular

Royal Bank of Canada

Notice of Annual Meeting of Common Shareholders

of Royal Bank of Canada

Date Thursday, February 26, 2009 Time 9:00 a.m. (Pacific Standard Time) Place Vancouver Convention & Exhibition Centre Parkview Terrace 999 Canada Place Vancouver, British Columbia Canada

Business of the Annual Meeting of Common Shareholders

At the meeting, shareholders will be asked to:

(1)    Receive the financial statements of the Bank for the year ended October 31, 2008 and the auditor’s report on the statements;

(2)    Elect directors;

(3)    Appoint the auditor;

(4)    Approve the Bank’s Umbrella Savings and Securities Purchase Plan;

(5)    Consider the shareholder proposals set out in Schedule ‘B’ to the Management Proxy Circular; and

(6)    Consider any other business which may be properly brought before the Annual Meeting of Common Shareholders.

By order of the Board of Directors

Carol J. McNamara

Vice-President, Associate General Counsel and Secretary

January 5, 2009

Important

On January 2, 2009, the record date for the meeting, 1,398,135,717 Common Shares were outstanding and eligible to be voted at the meeting, subject to applicable Bank Act restrictions.

Shareholders who are unable to attend the meeting are encouraged to complete, sign and promptly return the enclosed form of proxy either by using the envelope provided or by faxing it to 1-866-249-7775 (toll-free in Canada and the United States) or (416) 263-9524 (for all other countries). To ensure your vote is counted, proxies should be received by Computershare Trust Company of Canada, the Bank’s transfer agent, no later than 5:00 p.m. (Eastern Standard Time) on Tuesday, February 24, 2009. To vote in person at the meeting, please refer to the section entitled “Voting information” on page 1 of the Management Proxy Circular issued in connection with this meeting.

Royal Bank of Canada

Dear Shareholder,

The Bank’s Annual Meeting of Common Shareholders will be held at the Vancouver Convention & Exhibition Centre, Parkview Terrace, 999 Canada Place, Vancouver, British Columbia, Canada, on Thursday, February 26, 2009 at 9:00 a.m. (Pacific Standard Time).

At this meeting, we will be voting on a number of important matters. We hope you will take the time to consider the information on these matters set out in this Circular. It is important that you exercise your vote, either in person at the meeting or by completing and sending in your proxy.

We invite you to join us at this meeting. There will be an opportunity to ask questions and meet with management, the Board of Directors and your fellow shareholders. If you are unable to attend this meeting in person, you may listen to a live webcast of this meeting, which will be available at www.rbc.com/investorrelations starting at 9:00 a.m. (Pacific Standard Time).

Yours sincerely,

David P. O’Brien, O.C.	Gordon M. Nixon, O.Ont.
Chairman of the Board	President and Chief Executive Officer

WHAT’S INSIDE
MANAGEMENT PROXY CIRCULAR
Voting information	1
Business of the meeting
Financial statements	3
Election of directors	3
Appointment of auditor	3
Auditor’s fees	3
Umbrella Savings and Securities Purchase Plan	4
Shareholder proposals	5
Nominees for election to Board of Directors and attendance	6
Directors’ compensation	14
Committee reports
Audit Committee	17
Conduct Review and Risk Policy Committee	19
Corporate Governance and Public Policy Committee	20
Human Resources Committee	21
Compensation discussion and analysis	22
Performance graph	32
Additional voluntary compensation disclosure	33
Officers’ remuneration	35
Indebtedness of directors and executive officers	42
Additional items
Corporate governance	43
Directors’ and officers’ liability insurance	43
Directors’ approval	43
Schedules
Schedule ‘A’: Statement of Corporate Governance Practices	44
Schedule ‘B’: Shareholder proposals	52

Your vote is important!

Whether or not you plan to attend the meeting, we encourage you to cast your vote. Your participation as a shareholder is very important to us.

Details about voting may be found starting on page 1 of this Circular.

Royal Bank of Canada	1

Management Proxy Circular

As of January 5, 2009, except as otherwise provided.

Voting information

What will I be voting on?

You will be voting on:

•	election of directors;
•	appointment of Deloitte & Touche LLP as auditor;
•	a resolution to approve the Bank’s Umbrella Savings and Securities Purchase Plan; and
•	shareholder proposals.

How will these matters be decided at the meeting?

A simple majority of the votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Circular.

Who is entitled to vote?

You are entitled to vote if you were a holder of Common Shares of the Bank at the close of business on January 2, 2009, the record date for determining shareholders entitled to receive notice of and to vote at the meeting.

Each Common Share is entitled to one vote, subject to the voting restrictions noted below.

Voting restrictions

Shares cannot be voted if they are beneficially owned by:

•	the government of Canada or of a province;
•	the government of a foreign country or of any political subdivision of a foreign country;
•	an agency of any of these entities;
•	any person who has acquired a significant interest in any class of shares of the Bank (more than 10% of the class) without the approval of the Minister of Finance; or
•

any person who has a significant interest in any class of shares of the Bank (more than 10% of the class) and who has a significant interest in any class of shares of another widely held bank or bank holding company with equity of $8 billion or more.

In addition, no person and no entity controlled by any person may cast votes in respect of any shares beneficially owned by the person or the entity that represent, in the aggregate, more than 20% of the eligible votes.

How many shares are eligible to vote?

The number of Common Shares outstanding on January 2, 2009, is indicated under the heading “Important” in the Notice of Annual Meeting of Common Shareholders. These shares are eligible to be voted at the meeting, subject to certain restrictions under the Bank Act.

To the knowledge of the Bank’s directors and officers, no person owns or exercises control or direction over more than 10% of the outstanding Common Shares.

How do I vote?

You can vote your shares by proxy or in person at the meeting. How you vote depends on whether you are a registered or non-registered shareholder.

Registered shareholders

You are a registered shareholder if your Common Shares are registered in your own name and you have a share certificate or you hold your shares through direct registration in the United States.

Non-registered shareholders

You are a non-registered shareholder if your Common Shares are registered in the name of an intermediary such as a securities broker, trustee, financial institution, or in the name of a clearing agency in which the intermediary is a participant.

Voting by registered shareholders

Voting by proxy

•

Please mark your vote, sign, date and follow the return instructions provided on the enclosed form of proxy. By doing so, you are giving the directors or officers of the Bank who are named in the form of proxy the authority to vote your shares at the meeting or any adjournment.

•

You can choose another person or company to be your proxyholder, including someone who is not a shareholder of the Bank. You may do so by deleting the names printed on the form of proxy and inserting another person’s name or the name of a company in the blank space provided. If you appoint someone else, he or she must be present at the meeting to vote your shares.

Voting at the meeting

•	If you plan to vote at the meeting, do not complete or return the form of proxy.
•	Simply attend the meeting where your vote will be taken and counted.
•	When you arrive at the meeting, be sure to present yourself to a representative at the registration table.

How will my proxy be voted?

On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the form of proxy how you want your shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD) then your proxyholder must vote your shares accordingly. If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

Note:	Information contained in or otherwise accessible through websites mentioned in this Circular does not form part of this Circular. All references to websites are inactive textual references and are for your information only.

2	Royal Bank of Canada

Unless contrary instructions are provided, Common Shares represented by proxies received by management will be voted:

•	FOR the election as directors of the proposed nominees whose names are set out on the following pages;
•	FOR the appointment of Deloitte & Touche LLP as auditor;
•	FOR the resolution to approve the Bank’s Umbrella Savings and Securities Purchase Plan;
•	FOR management’s proposals generally; and
•	AGAINST shareholder proposals set out in Schedule ‘B’.

What if there are amendments or if other matters are brought before the meeting?

The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.

As of the time of printing of this Circular, management is not aware that any other matter is to be presented for action at the meeting. If, however, other matters properly come before the meeting, the persons named on the enclosed form of proxy will vote on them in accordance with the discretionary authority conferred with respect to such matters.

What if I change my mind and want to revoke my proxy?

At any time before it is acted upon you can revoke your proxy. You can do this by delivering a written statement to the Secretary of the Bank, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5 not later than the last business day before the day of the meeting, or to the Chairman on the day of the meeting or any adjournment.

Voting by non-registered shareholders

If your shares are not registered in your name, your intermediary is required to seek your instructions on how to vote your shares. For that reason, you have received with this Circular a voting instruction form, which you can use to instruct your intermediary to vote on your behalf.

Voting by voting instruction form

•	Please follow the signing and return instructions provided on the voting instruction form sent to you by your intermediary.
•

If you have voted and subsequently wish to change your voting instructions or wish to vote in person at the meeting, contact your intermediary to discuss whether this is possible and what procedure to follow.

Voting at the meeting

The Bank does not have unrestricted access to the names of its non-registered shareholders. If you attend the meeting, we may have no record of your shareholdings or entitlement to vote, unless your intermediary has appointed you as proxyholder. Therefore, if you wish to vote at the meeting:

•

Insert your name in the space provided on the enclosed voting instruction form which has been provided by your intermediary and sign and return it in accordance with their instructions. By doing so, you are instructing your intermediary to appoint you as a proxyholder.

•	Do not otherwise complete the form as you will be voting at the meeting.
•	When you arrive at the meeting, be sure to present yourself to a representative at the registration table.

Who counts the votes?

Proxies are counted by our transfer agent, Computershare Trust Company of Canada.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to the board or management, and (b) as necessary to comply with legal requirements.

Proxy solicitation

The management of the Bank is soliciting your proxy for use at the Annual Meeting of Common Shareholders. The costs of solicitation will be paid by the Bank. The solicitation of proxies will be made primarily by mail. However, the directors, officers and employees of the Bank may also solicit proxies by telephone, in writing or in person. The Bank has retained Laurel Hill Advisory Group Company to assist in the solicitation of proxies for an estimated cost of $25,000.

Royal Bank of Canada	3

Business of the meeting

Financial statements

The consolidated financial statements for the year ended October 31, 2008 are included in the Annual Report, which has been mailed to shareholders with this Circular.

Election of directors

The number of directors to be elected is 15. Each director will be elected to hold office until the next Annual Meeting of Common Shareholders or until such office is earlier vacated. The persons named on the enclosed form of proxy intend to vote for the election of the proposed nominees whose names are set out in the following pages and who are currently directors of the Bank.

Appointment of auditor

The persons named in the enclosed form of proxy intend to vote for the appointment of Deloitte & Touche LLP as auditor of the Bank, to hold office until the next Annual Meeting of Common Shareholders. Deloitte & Touche LLP has served as one of our auditing firms since January 11, 1990 and became our sole auditor on September 23, 2003. Representatives of the auditor will be in attendance and available to answer questions at the Annual Meeting.

Auditor’s fees

Fees relating to the years ended October 31, 2008 and October 31, 2007 to Deloitte & Touche LLP and its affiliates were $26.4 million in both years and are detailed below. The nature of each category of fees is also described below.

	Year ended October 31, 2008 ($ Millions)	Year ended October 31, 2007(1) ($ Millions)
Audit fees	$23.9	$24.1
Audit-related fees	2.1	1.7
Tax fees	0.1	0.3
All other fees	0.3	0.3
	$26.4	$26.4

(1)	The 2007 amounts have been adjusted to remove $3.0 million in fees relating to fiscal 2006 audits. These costs could not be estimated at the time of reporting in 2006 and were originally included in 2007 amounts for last year’s reporting.

Audit fees

Audit fees were paid for professional services rendered by the auditor for the integrated audit of the annual financial statements of the Bank, including its audit of the effectiveness of the Bank’s internal control over financial reporting, and the financial statement audits of the Bank’s subsidiaries. In addition, audit fees were paid for services provided in connection with statutory and regulatory filings and engagements related to prospectuses and other offering documents.

Audit-related fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit fees item above. These services consisted of:

•	special attest services not required by statute or regulation;
•	reporting on the effectiveness of internal controls as required by contract or for business reasons;
•	accounting consultations and special audits in connection with acquisitions;
•	the audits of the financial statements of the Bank’s various pension plans and charitable foundations;
•	the audits of various trusts and limited partnerships; and
•	the audits of certain special purpose vehicles relating to complex structured products.

Tax fees

Tax fees were paid for tax compliance services including the review of original and amended tax returns, assistance with questions regarding tax audits and assistance in completing routine tax schedules and calculations.

All other fees

All other fees were paid for products and services other than the audit fees, audit-related fees and tax fees described above. These services consist of French translation of financial statements and related continuous disclosure and other public documents containing financial information for the Bank and certain of its subsidiaries.

Pre-approval policies and procedures

The Audit Committee has adopted a policy that requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services. The policy prohibits the Bank from engaging the auditor for “prohibited” categories of non-audit services.

4	Royal Bank of Canada

Umbrella Savings and Securities Purchase Plan

The Royal Bank of Canada Umbrella Savings and Securities Purchase Plan (Plan) was approved by the Board of Directors on December 5, 2008 and is subject to the approval of the holders of Common Shares of the Bank in accordance with the requirements of the Toronto Stock Exchange (TSX). The Plan will be administered by a committee composed of senior officers of the Bank as determined by the Board of Directors from time to time (Committee).

Programs subject to the Plan

The Plan will cover a variety of securities compensation, purchase and savings programs (Programs) adopted, assumed or established by the Bank or its subsidiaries to encourage share ownership to further align the interests of participants with the interests of shareholders of the Bank, provide participants with a means of accumulating capital for personal needs and assist the Bank and its subsidiaries in attracting, retaining and motivating those who are eligible to participate in a Program. The Plan will provide the Bank with the flexibility to issue Common Shares from treasury to participants.

Programs under the Plan will provide eligible employees and officers of the Bank and its subsidiaries, as determined by the Committee from time to time, with the opportunity to invest a portion of their cash compensation in Common Shares of the Bank or a variety of other savings vehicles (Participant Contributions). Some or all of a Participant’s Contribution may be matched by the Bank or a subsidiary of the Bank (RBC Contributions). RBC Contributions are invested on behalf of a participant in Common Shares of the Bank or other savings vehicles. Programs may also provide participants with the opportunity to receive stock bonuses (Stock Bonuses) in the form of Common Shares in lieu of cash bonuses in appropriate circumstances.

The Plan provides that the Bank may adopt existing, or assume or establish new, Programs under the Plan from time to time provided such Programs meet the requirements of the Plan.

Programs currently proposed to be adopted

Two existing employee share purchase programs are currently proposed to be adopted under the Plan: the Royal Employee Savings and Share Ownership Plan and the RBC Dominion Securities Savings Plan, each of which provides for participant investment and matching by the Bank or a subsidiary of the Bank in Common Shares or other savings vehicles. Common Shares acquired on behalf of participants under these Programs are currently purchased in the secondary market on the TSX at current trading prices. If the Plan is approved by holders of Common Shares and such Programs are adopted under the Plan, Common Shares delivered to participants under such Programs may then be acquired in the secondary market or issued from treasury by the Bank subject to the Plan Parameters described below.

Common Shares available for issue under the Plan

The Plan provides that, at the discretion of the Committee, the delivery of Common Shares under Programs may be satisfied by Common Shares acquired in the secondary market or by the issue of new Common Shares from treasury. The maximum number of Common Shares that may be issued by the Bank under the Plan to satisfy entitlements under all Programs is 40 million, representing 2.9% of the total number of Common Shares outstanding as at January 2, 2009.

If an entitlement to acquire Common Shares under any Program to be satisfied by the issue of Common Shares is forfeited or otherwise terminated or cancelled, then the Common Shares covered by such forfeited, terminated or cancelled entitlement will again become available for issuance under the Plan or, if already issued pursuant to a Program, may be reallocated to satisfy any other entitlement to be issued Common Shares under any Program subject to the Plan.

Plan Parameters

All Programs at any time covered by the Plan are subject to the parameters described below (Plan Parameters).

•

In no circumstances will the aggregate number of Common Shares issued to insiders of the Bank, within any one year period, or issuable to insiders of the Bank, at any time, under the Plan and under all other securities based compensation arrangements of the Bank that provide for the issue of Common Shares exceed 10% of the total issued and outstanding Common Shares.

•

In no circumstances will any one participant be issued a number of Common Shares under the Plan equal to more than 2% of the total number of Common Shares available for issue under the Plan, or 800,000 Common Shares, which number of shares represents 0.06% of the total number of Common Shares outstanding as at January 2, 2009.

•

Common Shares issued by the Bank under the Plan must be issued at no less than the lesser of the closing price of the Common Shares on the TSX on the day prior to the date of issue and the average of the closing prices of the Common Shares on the TSX on the five trading days ending on the day prior to the date of issue.

•

Aggregate annual Participant Contributions used to purchase Common Shares issued by the Bank from treasury made in respect of any one participant may not exceed 10% of such participant’s annual compensation.

•	Aggregate annual RBC Contributions used to purchase Common Shares issued by the Bank from treasury made in respect of any one participant may not exceed 3% of such participant’s annual compensation.
•	Non-employee directors of the Bank are not eligible to participate in any program subject to the Plan.

Royal Bank of Canada	5

Vesting and effect of termination of employment

Programs under the Plan may provide for vesting restrictions in respect of RBC Contributions and Stock Bonuses. The right to receive Common Shares issued from treasury under any Program is not assignable other than to a participant’s estate or heirs in the event of death as specified in the applicable Program. Unless otherwise determined by the Committee, upon termination of employment for any reason, a participant’s eligibility to acquire Common Shares issued by the Bank will cease. Certain Programs under the Plan may permit former employees to continue to participate in a Program for a limited period following termination of employment; however, in such circumstances, only Common Shares acquired in the secondary market may be delivered to such former employees under any Program.

Amendment, suspension or termination of the Plan

The Committee has the discretion to interpret and make all determinations necessary to administer the Plan. The Committee may prescribe, amend and rescind rules, including governing its own operations relating to the Plan, and may correct any defect, supply any omission and reconcile any inconsistency in the Plan.

Further, the Committee may from time to time suspend, amend, or terminate the Plan in any respect whatsoever, provided that the approval of the holders of a majority of the Common Shares of the Bank will be required for:

•	any change to the maximum number of Common Shares available for issue by the Bank under the Plan;
•	any amendment to the Plan Parameters; or
•	any amendment to the amendment provisions of the Plan.

A copy of the Plan may be obtained by contacting our Investor Relations Department, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5 and is available at www.rbc.com/investorrelations. Copies of the Plan will also be available at the Annual Meeting.

The Board of Directors recommends that the holders of Common Shares of the Bank approve the Plan.

The resolution to approve the Plan, subject to such amendments or variations as may be approved at the Annual Meeting, is as follows:

“1. THAT the Royal Bank of Canada Umbrella Savings and Securities Purchase Plan, as described in the Management Proxy Circular, is hereby approved; and

2. THAT any officer of the Bank is hereby authorized to do all such things and to sign, execute and deliver any and all documents and instruments as may be necessary or advisable in order to give effect to this resolution.”

Shareholder proposals

Set out in Schedule ‘B’ to this Circular are the shareholder proposals that have been submitted for consideration at the Annual Meeting of Common Shareholders. The final date for submission of proposals by shareholders for inclusion in the Proxy Circular in connection with next year’s Annual Meeting of Common Shareholders will be October 7, 2009.

6	Royal Bank of Canada

Nominees for election to Board of Directors and attendance

The following pages set out the names of proposed nominees for election as directors, together with their age, municipality and country of residence, year first elected or appointed as a director, principal occupation, other principal directorships, areas of expertise, committee memberships and meeting attendance (excluding attendance at regional committee meetings). Also indicated for each person proposed as a director are the number and value on January 5, 2009 of Common Shares of the Bank beneficially owned, directly or indirectly, or over which control or direction was exercised, and the number of Director Deferred Stock Units (DDSUs) credited to the account of the director under the Director Deferred Stock Unit Plan.(1) See the description of this plan under “Directors’ compensation” in this Circular. The number and value of Common Shares and DDSUs held by each nominee at approximately the same time last year is also indicated below.(2)

Except where required for qualification as a director of a subsidiary, none of the directors of the Bank holds shares of its subsidiaries. For further information relating to the proposed nominees, including previous board memberships, please refer to the section entitled “Directors and Executive Officers” in the Bank’s annual information form dated December 4, 2008 and filed with securities regulators at www.sedar.com. It may be obtained free of charge on request from the Secretary of the Bank, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

(1)	The value of Common Shares/DDSUs was calculated using the closing price of the Bank Common Shares on the TSX on January 5, 2009, which was $37.21 per share.
(2)	The value of Common Shares/DDSUs at approximately the same time last year was calculated using the closing price of the Bank Common Shares on the TSX on January 4, 2008, which was $49.40 per share.

W. Geoffrey Beattie
Toronto, Ontario, Canada Age: 48 Director since: May 23, 2001 Independent

Mr. Beattie is President and Chief Executive Officer and a director of The Woodbridge Company Limited (an investment company). He is also the Deputy Chairman and a director of Thomson Reuters Corporation and Thomson Reuters PLC (publishing and information companies), Chairman and a director of CTVglobemedia Inc., and a director of Maple Leaf Foods Inc. and RBC Bank (USA). Mr. Beattie is a director of the Canadian Council of Chief Executives, the Dean’s Advisory Board of the Joseph L. Rotman School of Management (University of Toronto) and a trustee of the University Health Network.

Public company directorships in the past five years

•   Maple Leaf Foods Inc. (2008 – present)

•   Thomson Reuters Corporation (1998 – present)

     (before 2008, member of board of Thomson Corporation)

•   Thomson Reuters PLC (2008 – present)

•   Hydro One Inc. (2002 – 2005)

•   Tm Bioscience Corporation (1998 – 2005)

				Areas of expertise • Investment and management • Law • Media and entertainment • Publishing and information
Board/Committee membership	Overall attendance 95.8%		Securities held				Total value of Common Shares/ DDSUs ($)
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)
Board	13 of 13	100%	2008	2,000	29,281	31,281	1,163,970
Conduct Review and Risk Policy	8 of 8	100%	2007	2,000	24,498	26,498	1,309,023
Corporate Governance and Public Policy	2 of 3	66.7%

Douglas T. Elix, A.O.
Ridgefield, Connecticut, U.S.A. Age: 60 Director since: August 22, 2000 Independent

Mr. Elix retired as Senior Vice-President and Group Executive of Sales & Distribution, IBM Corporation (an information technology company) in April 2008. Mr. Elix joined IBM Corporation in 1969 and held a series of progressively more responsible positions in the company. In 1999, he was appointed Senior Vice-President and Group Executive of IBM Global Services, IBM Corporation, a position he held until 2004.

	Public company directorships in the past five years None			Areas of expertise • Information technology • International business

Board/Committee membership	Overall attendance 93.8%		Securities held				Total value of Common Shares/ DDSUs ($)
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)
Board	12 of 13	92.3%	2008	–	32,247	32,247	1,199,896
Human Resources	3 of 3	100%	2007	–	27,662	27,662	1,366,520

Royal Bank of Canada	7

John T. Ferguson, F.C.A.
Edmonton, Alberta, Canada Age: 67 Director since: April 3, 1990 Independent

Mr. Ferguson is Founder, Chief Executive Officer, Chairman and a director of Princeton Developments Ltd. and Princeton Ventures Ltd. (real estate and investment companies). He is also Chairman and a director of Suncor Energy Inc., a director of Strategy Summit Ltd., Fountain Tire Ltd., the C.D. Howe Institute, the Alberta Bone and Joint Institute and the Directors’ Advisory Council of the Canadian Institute of Chartered Accountants, an advisory member of the Canadian Institute for Advanced Research and serves on the Business Advisory Council of the School of Business of the University of Alberta.

	Public company directorships in the past five years • Suncor Energy (1995 – present) • TransAlta Corporation (1981 – 2005)			Areas of expertise • Energy • Investment and management • Real estate
Board/Committee membership	Overall attendance 100%		Securities held				Total value of Common Shares/ DDSUs ($)
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)
Board	13 of 13	100%	2008	14,908	29,848	44,756	1,665,362
Corporate Governance and Public Policy	3 of 3	100%	2007	11,630	25,860	37,490	1,852,022
Human Resources – Chair	3 of 3	100%

The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C.
Quebec City, Quebec, Canada Age: 65 Director since: October 1, 1991 Independent

Mrs. Gauthier is a senior partner of the law firm Stein Monast L.L.P. She is a director of Cossette Communication Group Inc., Metro Inc., TransCanada Corporation, TransCanada Pipelines Limited and RBC Dexia Investor Services Trust. She is also director of the Institut Québécois des Hautes Études Internationales of Laval University.

Public company directorships in the past five years

•   Cossette Communication Group Inc. (2007 – present)

•   Metro Inc. (2001 – present)

•   TransCanada Corporation (2002 – present)

•   TransCanada Pipelines Limited (2002 – present)

•   Rothmans Inc. (1998 – 2008)

				Areas of expertise • International business • Law • Public policy

Board/Committee membership	Overall attendance 100%		Securities held				Total value of Common Shares/ DDSUs ($)
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)
Board	13 of 13	100%	2008	29,822	33,206	63,028	2,345,274
Conduct Review and Risk Policy	8 of 8	100%	2007	29,487	29,072	58,559	2,892,797
Corporate Governance and Public Policy	3 of 3	100%

8	Royal Bank of Canada

Timothy J. Hearn
Calgary, Alberta, Canada Age: 64 Director since: March 3, 2006 Independent

Mr. Hearn retired as Chairman, President and Chief Executive Officer of Imperial Oil Limited (an integrated petroleum company) in March 2008. Mr. Hearn joined Imperial Oil Limited in 1967 and held a series of progressively more responsible positions with Imperial Oil Limited and its affiliates, becoming Vice-President of Human Resources of Exxon Mobil Corporation in 1999 and President of Imperial Oil Limited in January 2002. Mr. Hearn serves as a director of Viterra Inc. and the C.D. Howe Institute and is Chairman of the Calgary Homeless Foundation. He is Chair of the Advisory Board of the Public Policy School and a member of the Dean’s Medical School Advisory Board, both of the University of Calgary. Mr. Hearn also co-chairs a national fundraising campaign for the University of Alberta and chairs a fundraising campaign for Tyndale University College.

	Public company directorships in the past five years • Viterra Inc. (2008 – present) • Imperial Oil Limited (2002 – 2008)			Areas of expertise • Energy, oil and gas • International business • Public policy
Board/Committee membership	Overall attendance 100%		Securities held				Total value of Common Shares/ DDSUs ($)
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)
Board	13 of 13	100%	2008	21,222	9,755	30,977	1,152,654
Audit	9 of 9	100%	2007	20,810	5,571	26,381	1,303,200
Conduct Review and Risk Policy(1)	5 of 5	100%
Corporate Governance and Public Policy(1)	1 of 1	100%

Alice D. Laberge
Vancouver, British Columbia, Canada Age: 52 Director since: October 18, 2005 Independent

Ms. Laberge is a director of Potash Corporation of Saskatchewan, Russel Metals Inc., United Way of the Lower Mainland and St. Paul’s Hospital Foundation. Ms. Laberge is also a trustee of the Healthcare Benefit Trust and a member of the Faculty Advisory Board of the Sauder School of Business of the University of British Columbia. From December 2003 to July 2005, Ms. Laberge served as President, Chief Executive Officer and a director of Fincentric Corporation (a global provider of software solutions to financial institutions). From October 2000 to November 2003, she served as Fincentric Corporation’s Chief Financial Officer. Prior to that, Ms. Laberge served as Chief Financial Officer and Senior Vice-President of Finance for MacMillan Bloedel Limited.

	Public company directorships in the past five years • Potash Corporation of Saskatchewan (2003 – present) • Russel Metals Inc. (2007 – present) • Catalyst Paper Corporation (2005 – 2006)			Areas of expertise • Finance • Industrial products • Information technology
Board/Committee membership	Overall attendance 96.7%		Securities held				Total value of Common Shares/ DDSUs ($)
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)
Board	12 of 13	92.3%	2008	4,000	11,436	15,436	574,357
Audit	9 of 9	100%	2007	3,000	7,163	10,163	502,034
Conduct Review and Risk Policy	8 of 8	100%

(1)	Effective February 29, 2008, Mr. Hearn was appointed to the Conduct Review and Risk Policy Committee and ceased to be a member of the Corporate Governance and Public Policy Committee.

Royal Bank of Canada	9

Jacques Lamarre, O.C.
Montreal, Quebec, Canada Age: 65 Director since: September 23, 2003 Independent

Mr. Lamarre is President, Chief Executive Officer and a director of SNC-Lavalin Group Inc. (a global engineering and construction company). Mr. Lamarre is a director of the Canadian Council of Chief Executives and a member of the Conference Board of Canada, the Engineering Institute of Canada and several other not-for-profit organizations.

	Public company directorships in the past five years • SNC-Lavalin Group Inc. (1996 – present) • Canadian Pacific Railway Limited (2001 – 2004)			Areas of expertise • Engineering • International business • Transportation

Board/Committee membership	Overall attendance 96.7%		Securities held				Total value of Common Shares/ DDSUs ($)
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)
Board	13 of 13	100%	2008	15,000	21,919	36,919	1,373,745
Audit	9 of 9	100%	2007	15,000	17,173	32,173	1,589,329
Conduct Review and Risk Policy	7 of 8	87.5%

Brandt C. Louie, F.C.A.
West Vancouver, British Columbia, Canada Age: 65 Director since: November 20, 2001 Independent

Mr. Louie is President, Chief Executive Officer and a director of H.Y. Louie Co. Limited (a food retail distribution company) and Chairman, Chief Executive Officer and a director of London Drugs Limited (a drug retail distribution company). Mr. Louie is also Vice-Chairman and a director of IGA Canada Limited, Chancellor of Simon Fraser University, Governor of the Vancouver Board of Trade/World Trade Centre, Governor of the British Columbia Business Council, and a member of the Canadian Council of Chief Executives and the Dean’s Council of the John F. Kennedy School of Government at Harvard University. Mr. Louie also serves as a director of The Gairdner Foundation, Historica Foundation of Canada and several other not-for-profit organizations.

	Public company directorships in the past five years • Canfor Corporation (1994 – 2007) (before 2004, member of board of Slocan Forest Products Ltd.)			Areas of expertise • Food processing • Investment and management • Pharmaceutical • Real estate • Retail and distribution
Board/Committee membership	Overall attendance 89.5%		Securities held				Total value of Common Shares/ DDSUs ($)
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)
Board	11 of 13	84.6%	2008	39,216	27,478	66,694	2,481,688
Corporate Governance and Public Policy	3 of 3	100%	2007	37,216	22,978	60,194	2,973,603
Human Resources	3 of 3	100%

10	Royal Bank of Canada

Michael H. McCain
Toronto, Ontario, Canada Age: 50 Director since: October 18, 2005 Independent

Mr. McCain is President, Chief Executive Officer and a director of Maple Leaf Foods Inc. (a food processing company). Mr. McCain is Chairman and a director of Canada Bread Company Limited, a director of McCain Capital Corporation, McCain Foods Group Inc. and the American Meat Institute. He is also a member of the Canadian Council of Chief Executives and the Advisory Board of the Richard Ivey School of Business and co-chairs a fundraising campaign for the Centre for Addiction and Mental Health.

	Public company directorships in the past five years • Maple Leaf Foods Inc. (1995 – present) • Bombardier Inc. (2003 – 2004)			Areas of expertise • Food processing • Retail and distribution
Board/Committee membership	Overall attendance 87%		Securities held				Total value of Common Shares/ DDSUs ($)
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)
Board	11 of 13	84.6%	2008	26,400	10,324	36,724	1,366,497
Conduct Review and Risk Policy	7 of 8	87.5%	2007	26,400	6,472	32,872	1,623,893
Corporate Governance and Public Policy(1)	2 of 2	100%

Gordon M. Nixon, O.Ont.
Toronto, Ontario, Canada Age: 51 Director since: April 1, 2001 Not Independent (Management)

Mr. Nixon has been President and Chief Executive Officer of the Bank since August 1, 2001. Mr. Nixon first joined RBC Dominion Securities Inc. in 1979, where he held a number of operating positions, serving as Chief Executive Officer from December 1999 to April 2001. Mr. Nixon is a member of the Board of Trustees of The Hospital for Sick Children, a director of the International Monetary Conference and MaRS Discovery District. He is also Chairman and a director of the Canadian Council of Chief Executives and a member of the Catalyst Canada Advisory Board and the Advisory Council of Daimler and Chrysler Canada.

	Public company directorships in the past five years None			Areas of expertise • Financial services
Board/Committee membership	Overall attendance(2) 100%		Securities held				Total value of Common Shares/ DSUs ($)
			Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)
Board	13 of 13	100%	2008	607,995	329,545(3)	937,540	34,885,863
			2007	604,148	307,492	911,641	45,035,044

(1)	Effective February 29, 2008, Mr. McCain was appointed to the Corporate Governance and Public Policy Committee.
(2)	As President and Chief Executive Officer of the Bank, Mr. Nixon is not a member of any board committee but attends meetings of all committees at the invitation of the board whenever possible.
(3)	Represents 142,911 Deferred Share Units under the Deferred Share Unit Program for executive officers of the Bank and 186,634 Performance Deferred Share Units under the Performance Deferred Share Unit Program (see the description of these programs under “Compensation Discussion and Analysis” in this Circular).

Royal Bank of Canada	11

David P. O’Brien, O.C.
Calgary, Alberta, Canada Age: 67 Director since: May 7, 1996 Independent

Mr. O’Brien is Chairman of the Board of the Bank and is also Chairman and a director of EnCana Corporation (an oil and gas company). From October 2001 to April 2002, Mr. O’Brien was Chairman, Chief Executive Officer and a director of PanCanadian Energy Corporation (an oil and gas company), which merged with Alberta Energy Company Ltd. in April 2002 to form EnCana Corporation. Mr. O’Brien is also Chancellor of Concordia University, a director of Enerplus Resources Fund, Molson Coors Brewing Company, TransCanada Corporation, TransCanada Pipelines Limited, and the C.D. Howe Institute, and a member of the Science, Technology and Innovation Council of Canada. Mr. O’Brien was for five years prior to October 1, 2001, Chairman, President and Chief Executive Officer of Canadian Pacific Limited, and also served on the boards of directors of a number of Canadian Pacific Limited subsidiaries.

Public company directorships in the past five years

•    EnCana Corporation (1990 – present)

(before 2002, member of board of PanCanadian Energy Corporation)

•    Enerplus Resources Fund (2006 – present)

(before 2008, member of board of FET Resources Ltd.)

•    Molson Coors Brewing Company (2002 – present)

(before 2005, member of board of Molson Inc.)

•    TransCanada Corporation (2001 – present)

•    TransCanada Pipelines Limited (2001 – present)

•    Fairmont Hotels & Resorts Inc. (2001 – 2006)

•    Inco Limited (1996 – 2006)

				Areas of expertise • Energy, oil and gas • Financial services • International business • Law
Board/Committee membership	Overall attendance(1) 100%		Securities held				Total value of Common Shares/ DDSUs ($)
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)
Board	13 of 13	100%	2008	122,968	–	122,968	4,575,639
Corporate Governance and Public Policy – Chair	3 of 3	100%	2007	116,912	–	116,912	5,775,453
Human Resources	3 of 3	100%

J. Pedro Reinhard
Key Biscayne, Florida, U.S.A. Age: 63 Director since: May 18, 2000 Independent

Mr. Reinhard is President of Reinhard & Associates and a director of Colgate-Palmolive Company and Sigma-Aldrich Corporation. From 1996 to 2005, Mr. Reinhard served as Executive Vice-President and Chief Financial Officer of The Dow Chemical Company (a science and technology company).

Public company directorships in the past five years

•    Colgate-Palmolive Company (2006 – present)

•    Sigma-Aldrich Corporation (2001 – present)

•    Dow Corning Corporation (2000 – 2006)

•    The Coca-Cola Company (2003 – 2006)

•    The Dow Chemical Company (1995 – 2007)

				Areas of expertise • Chemical industry • Finance • International business
Board/Committee membership	Overall attendance 100%		Securities held				Total value of Common Shares/ DDSUs ($)
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)
Board	13 of 13	100%	2008	–	40,571	40,571	1,509,655
Audit	9 of 9	100%	2007	–	34,881	34,881	1,723,103
Conduct Review and Risk Policy – Chair	8 of 8	100%

(1)	As Chair of the Corporate Governance and Public Policy Committee and a member of the Human Resources Committee, Mr. O’Brien attended all meetings of those committees. In his capacity as Chairman of the Board, Mr. O’Brien attends the meetings of other committees whenever possible.

12	Royal Bank of Canada

Edward Sonshine, Q.C
Toronto, Ontario, Canada Age: 61 Director since: February 29, 2008 Independent

Mr. Sonshine has been President and Chief Executive Officer of RioCan Real Estate Investment Trust (a retail real estate entity) since January 1994. He is also Chairman and a director of Chesswood Income Fund, Chairman of the Mount Sinai Hospital Foundation, and a director of Mount Sinai Hospital and several other not-for-profit organizations.

Public company directorships in the past five years

•    Chesswood Income Fund (2006 – present)

•    RioCan Real Estate Investment Trust (1993 – present)

•    Cineplex Galaxy Income Fund (2003 – 2005)

•    Cangene Corporation (2003 – 2004)

				Areas of expertise • Investment and management • Law • Real estate
Board/Committee membership(1)	Overall attendance 100%		Securities held				Total value of Common Shares/ DDSUs ($)
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)
Board	7 of 7	100%	2008	15,000	2,469	17,469	650,018
Conduct Review and Risk Policy	5 of 5	100%	2007	7,000	–	7,000	345,800
Corporate Governance and Public Policy	2 of 2	100%

Kathleen P. Taylor
Toronto, Ontario, Canada Age: 51 Director since: November 20, 2001 Independent

Ms. Taylor is President and Chief Operating Officer of Four Seasons Hotels and Resorts (a hotel and resort management company) and prior to January 1, 2007, served as its President of Worldwide Business Operations. Ms. Taylor is a director of The Hospital for Sick Children Foundation, a cabinet member of the United Way of Greater Toronto and a member of the World Travel & Tourism Council, the Industry Real Estate Financing Advisory Council of the American Hotel and Motel Association and the International Advisory Council of the Schulich School of Business of York University.

	Public company directorships in the past five years None			Areas of expertise • Hospitality • International business • Investment and management • Law
Board/Committee membership	Overall attendance 96%		Securities held				Total value of Common Shares/ DDSUs ($)
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)
Board	13 of 13	100%	2008	13,140	28,406	41,546	1,545,909
Audit	8 of 9	88.9%	2007	11,640	23,565	35,205	1,739,126
Human Resources	3 of 3	100%

(1)	Mr. Sonshine was elected by the shareholders as a director at the Annual Meeting on February 29, 2008. Effective that date, Mr. Sonshine was appointed to the Corporate Governance and Public Policy Committee and the Conduct Review and Risk Policy Committee.

Royal Bank of Canada	13

Victor L. Young, O.C.
St. John’s, Newfoundland and Labrador, Canada Age: 63 Director since: April 2, 1991 Independent

Mr. Young served as Chairman and Chief Executive Officer of Fishery Products International Limited (a frozen seafood products company) from 1984 until May 2001. Mr. Young is a trustee of Bell Aliant Regional Communications Income Fund and a director of BCE Inc., Imperial Oil Limited, McCain Foods Limited and RBC Dexia Investor Services Trust.

Public company directorships in the past five years

•    BCE Inc. (1995 – present)

•    Bell Aliant Regional Communications Income Fund (2002 –

present) (before 2006, member of board of Aliant Inc.)

•    Imperial Oil Limited (2002 – present)

				Areas of expertise • Food processing • Public policy • Retail and distribution • Utilities

Board/Committee membership	Overall attendance 100%		Securities held				Total value of Common Shares/ DDSUs ($)
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)
Board	13 of 13	100%	2008	17,037	21,117	38,154	1,419,698
Audit – Chair	9 of 9	100%	2007	16,333	18,338	34,671	1,712,731
Conduct Review and Risk Policy(1)	3 of 3	100%
Human Resources(1)	2 of 2	100%

Director attendance and meetings held during the year ended October 31, 2008

Board members are expected to attend the Annual Meeting as well as board meetings and meetings of committees on which they serve. Minimum attendance of 75% of board and committee meetings is required.

Meeting attendance of each nominee proposed for election as director is reported above. During the year ended October 31, 2008, average attendance of all directors at board and committee meetings was 97.3% and 94.8%, respectively.

Summary of board and committee meetings held

Board	13
Audit Committee	9
Conduct Review and Risk Policy Committee	8
Corporate Governance and Public Policy Committee	3
Human Resources Committee	3
Regional director committee – Quebec	1

Attendance for directors who did not stand for re-election on February 29, 2008

George A. Cohon – 87.5% attendance
Board	6 of 6
Corporate Governance and Public Policy Committee	1 of 1
Human Resources Committee	0 of 1
Robert B. Peterson – 100% attendance
Board	6 of 6
Audit Committee	3 of 3
Human Resources Committee	1 of 1

(1)	Effective February 29, 2008, Mr. Young was appointed to the Human Resources Committee and ceased to be a member of the Conduct Review and Risk Policy Committee.

14	Royal Bank of Canada

Directors’ compensation

Directors who are also officers of the Bank or its subsidiaries receive no remuneration as directors. During the year ended October 31, 2008, other members of the Board of Directors received compensation in accordance with the following standard arrangements:

Annual retainers and meeting fees	Amount
Dedicated board retainer in Common Shares or
Director Deferred Stock Units	Value of $90,000
Basic board retainer	$30,000
Additional retainers:
Chairman of the Board	$275,000
Chair of Audit Committee	$50,000
Chairs of other board committees	$10,000
Members of Audit Committee(1)	$6,000
Members of other board committees(2)	$3,000
Meeting Fees
Each board meeting attended	$2,000
Each committee meeting attended	$1,500
Each regional director committee meeting attended(3)	$1,000

(1)	Excluding Committee Chair.
(2)	Excluding Committee Chairs and regional director committees.
(3)	To a maximum of two meetings.

Directors are also reimbursed for transportation and other expenses incurred for attendance at board and committee meetings.

The amount and form of directors’ compensation is reviewed by the Corporate Governance and Public Policy Committee at least biannually. In reviewing directors’ compensation, the Committee considers the responsibilities and time commitment required of the Bank’s directors and benchmarks board compensation at comparable Canadian corporations and financial institutions. When changes to the form or amount of compensation are deemed appropriate, the Committee makes recommendations to the board for its consideration and approval. In 2008, the Committee reviewed annual retainers and attendance fees paid to directors and recommended no increase in board compensation for the coming year.

Dedicated annual board retainer

The $90,000 dedicated annual board retainer is paid in Common Shares under the Director Share Purchase Plan, unless a director elects to have it paid in Director Deferred Stock Units (DDSUs) under the Bank’s Director Deferred Stock Unit Plan. The dedicated annual board retainer continues to be invested even after a director reaches the minimum share ownership level under the share ownership guideline. Directors are required to retain all DDSUs and Common Shares acquired with the dedicated annual board retainer until they cease to be members of the board of the Bank or any of its affiliates.

Director Share Purchase Plan

The Director Share Purchase Plan allows directors to receive in Common Shares:

•	100% of the dedicated annual board retainer; and
•	100% or any portion of all other board fees, being board and committee retainer and attendance fees.

All administration costs as well as any brokerage fees associated with the purchase and registration of Common Shares are paid by the Bank.

Director Deferred Stock Unit Plan

Under the Bank’s Director Deferred Stock Unit Plan, directors may elect to receive in the form of DDSUs:

•	100% of the dedicated annual board retainer; and
•	50% or 100% of all other board fees.

Each DDSU has an initial value equal to the market value of a Common Share at the time the DDSU is credited to a director. The value of a DDSU, when converted to cash, is equivalent to the market value of a Common Share at the time the conversion takes place. DDSUs attract dividends in the form of additional DDSUs at the same rate as dividends on Common Shares. A director cannot convert DDSUs to cash until the director ceases to be a member of the board of the Bank or any of its affiliates.

Share ownership guideline

Directors are required to hold Common Shares or DDSUs with a value of not less than $500,000. Directors are expected to reach this level within five years.

Alignment of interests

The Board of Directors believes that the following measures effectively align the interests of directors with those of shareholders:

•	the share ownership guideline;
•	the dedicated annual board retainer paid in Common Shares or DDSUs;
•	the requirement for directors to retain until retirement all Common Shares acquired with the dedicated annual board retainer; and
•	the requirement for directors to retain until retirement all DDSUs.

Director Stock Option Plan

On November 19, 2002, the Board of Directors permanently discontinued all further grants of options under the Director Stock Option Plan. Unexercised options granted prior to the plan’s termination remain outstanding.

The exercise price of options granted under the plan was set at the market value of the Common Shares at the time of grant. Options granted may be exercised for a period of 10 years from the date of the grant, subject to earlier termination five years following the retirement of their holder from the board or two years following the death of their holder.

Royal Bank of Canada	15

Effective May 2007, on a voluntary basis, directors could elect to participate in a program for the automatic exercise of stock options. This election is irrevocable. Under this program stock options are exercised automatically, beginning the 7th year after their grant, in quarterly installments on the 10th business day following release of the Bank’s quarterly financial information.

Outstanding option-based awards as at October 31, 2008(1)

The following table shows all option awards outstanding at the end of the 2008 fiscal year to members of the Board of Directors. No options have been granted to directors since February 2002 and all further grants of options were permanently discontinued under the Director Stock Option Plan on November 19, 2002. The

value of unexercised in-the-money options at fiscal year-end is the difference between the exercise price of the options and the fair market value of the Bank’s Common Shares on October 31, 2008, which was $46.84 per share.

Name	Options exercised during fiscal 2008 (#)	Aggregate value realized ($)	Unexercised options at October 31, 2008 (#)	Value of unexercised in-the-money options at October 31, 2008 ($)
W.G. Beattie	Nil	Nil	20,000	445,180
G.A. Cohon(2)	Nil	Nil	36,000	1,003,120
D.T. Elix	Nil	Nil	28,000	666,890
J.T. Ferguson	Nil	Nil	36,000	1,003,120
D.P. O’Brien	Nil	Nil	36,000	1,003,120
R.B. Peterson(3)	Nil	Nil	36,000	1,003,120
J.P. Reinhard	Nil	Nil	28,000	699,110
K.P. Taylor	Nil	Nil	20,000	448,120
V.L. Young(4)	10,000	339,697	23,500	605,120

(1)	Options granted to Mr. G.M. Nixon under the Stock Option Plan for eligible employees of the Bank are reported under “Compensation of Named Executive Officers” in this Circular.
(2)	Mr. G.A. Cohon retired from the Board of Directors of the Bank on February 29, 2008.
(3)	Mr. R.B. Peterson retired from the Board of Directors of the Bank on February 29, 2008.
(4)	Mr. V.L. Young participates in the automatic exercise of options program for directors.

Compensation of the Bank’s directors on subsidiary boards

During the 2008 fiscal year, certain directors of the Bank received compensation for serving as directors of RBC Bank (USA) and RBC Bancorporation (USA), subsidiaries of the Bank (formerly operating under the trade name RBC Centura Bank), and of RBC Dexia Investor Services Trust, a company in which the Bank indirectly holds a 50% ownership interest.

Mr. W.G. Beattie is a director of both RBC Bank (USA) and RBC Bancorporation (USA) and serves as Chair of the Corporate Governance Committees and, until September 2008, served as a member of the Executive Committees of these boards. As a non-management director of these subsidiaries, Mr. Beattie is paid the following amounts:

Single annual retainer for service on both boards	US$25,000
Single annual retainer for chair of Corporate Governance Committees of both boards	US$5,000
Single fee for concurrent meetings of both boards	US$2,000
Single fee for concurrent meetings of Corporate Governance Committees of both boards	US$3,000
Single fee for concurrent meetings of Executive Committees of both boards	US$2,000

On January 1, 2007 these subsidiaries established a director deferred stock unit plan that is substantially similar to RBC’s Director Deferred Stock Unit Plan. For the year ended October 31, 2008, Mr. Beattie earned US$53,000 for service on the boards of both RBC Bank (USA) and RBC Bancorporation (USA), which he elected to receive in the form of director deferred stock units under this plan. These director deferred stock units have values equivalent to Common Shares of the Bank.

Mrs. P. Gauthier and Mr. V.L. Young serve as non-management directors on the board of RBC Dexia Investor Services Trust, and each receives annual fees of $30,000. In addition, Mrs. Gauthier and Mr. Young each receive $5,000 annually for service as Chair of the Conduct Review Committee and Chair of the Audit Committee, respectively. For the year ended October 31, 2008, Mrs. Gauthier and Mr. Young each earned total fees of $35,000 for service on this board.

Mr. G.A. Cohon, who retired from the Board of Directors of the Bank on February 29, 2008, also served as a non-management director on the board of RBC Dexia Investor Services Trust until February 25, 2008 and earned a pro-rated portion of the annual board fee in the amount of $7,500.

16	Royal Bank of Canada

Individual compensation earned by non-management directors in fiscal 2008

The following table shows the amounts earned by individual non-management directors in the fiscal year ended October 31, 2008 in respect of membership on the Board of Directors of the Bank and its committees and the boards of directors of subsidiaries of the Bank and entities in which the Bank holds a substantial investment.

	Fees earned						Allocation of total fees
Name	Board retainer(1) ($)	Committee member retainer ($)	Board attendance fees(2) ($)	Committee attendance fees ($)	All other compensation ($)	Total ($)	In cash ($)	In Common Shares/ DDSUs ($)	Allocation of fees between cash and Common Shares/DDSUs
W.G. Beattie	120,000	6,000	28,000	15,000	64,660(3)	233,660	0	233,660(4)	100% DDSUs
G.A. Cohon(5)	40,000	2,000	12,000	1,500	57,500(6)(7)	113,000(6)	7,500(4)	55,500	Dedicated retainer in Shares Remainder – 50% DDSUs/ 50% Shares
D.T. Elix	120,000	3,000	26,000	4,500	0	153,500	0	153,500	100% DDSUs
J.T. Ferguson	120,000	13,000(8)	28,000	9,000	0	170,000	40,000	130,000	Dedicated retainer in DDSUs Remainder – 50% DDSUs/ 50% cash
P. Gauthier	120,000	6,000	28,000	16,500	35,000(9)	205,500	75,250(4)	130,250	Dedicated retainer in DDSUs Remainder – 50% DDSUs/ 50% cash
T.J. Hearn	120,000	9,000	28,000	22,500	0	179,500	0	179,500	100% DDSUs
A.D. Laberge	120,000	9,000	26,000	25,500	0	180,500	0	180,500	100% DDSUs
J. Lamarre	120,000	9,000	28,000	25,000(10)	0	182,000	0	182,000	100% DDSUs
B.C. Louie	120,000	6,000	24,000	9,000	0	159,000	0	159,000	100% DDSUs
M.H. McCain	120,000	5,000	24,000	13,500	0	162,500	0	162,500	100% DDSUs
D.P. O’Brien	395,000(11)	13,000(8)	28,000	9,000	0	445,000	325,000	120,000	Chairman retainer in cash, Dedicated retainer in Shares Remainder – 37.5% Shares/ 62.5% cash
R.B. Peterson(12)	40,000	17,667(13)	12,000	6,000	50,000(6)	125,667(6)	0	75,667	100% DDSUs
J.P. Reinhard	120,000	16,000(8)	28,000	25,500	0	189,500	0	189,500	100% DDSUs
E. Sonshine	80,000	4,000	16,000	10,500	0	110,500	0	110,500	100% DDSUs
K.P. Taylor	120,000	9,000	28,000	16,500	0	173,500	0	173,500	100% DDSUs
V.L. Young	120,000	38,333(14)	28,000	21,000	35,000(15)	242,333	152,333(4)	90,000	Dedicated retainer in DDSUs Remainder in cash
TOTAL	1,995,000	166,000	392,000	230,500	242,160	3,025,660

(1)	The annual board retainer consists of a basic retainer of $30,000 and a dedicated retainer of $90,000. The dedicated retainer must be paid in Common Shares or DDSUs.
(2)	Includes $2,000 for participation in the annual strategy meeting.
(3)	Represents fees earned by Mr. W.G. Beattie for service on the boards of RBC Bank (USA) and RBC Bancorporation (USA), subsidiaries of the Bank. These fees are paid in U.S. dollars and have been converted to Canadian dollars using the Bank of Canada’s daily noon exchange rate on October 31, 2008, rounded to 1.00US$/1.22CDN$.
(4)	Includes fees earned for service on the boards of subsidiaries of the Bank or entities in which the Bank holds a substantial investment.
(5)	Mr. G.A. Cohon retired from the Board of Directors of the Bank on February 29, 2008.
(6)	Includes a $50,000 charitable donation made in honour of the retiring director to a charity selected by the director, consistent with RBC Foundation’s giving guidelines. The retiring director did not receive any financial benefit.
(7)	Includes $7,500 representing a pro-rated portion of the annual board fees earned by Mr. Cohon for service on the board of RBC Dexia Investor Services Trust, a company in which the Bank indirectly holds a 50% ownership interest.
(8)	Includes Committee Chair retainer of $10,000.
(9)	Represents fees earned by Mrs. P. Gauthier for service on the board of RBC Dexia Investor Services Trust, consisting of a $30,000 annual board fee and a $5,000 annual fee for service as Chair of the Conduct Review Committee.
(10)	Includes regional committee meeting fees.
(11)	Includes an additional cash retainer of $275,000 which Mr. D.P. O’Brien receives as Chairman of the Board.
(12)	Mr. R.B. Peterson retired from the Board of Directors of the Bank on February 29, 2008.
(13)	Includes pro-rated portion of Audit Committee Chair retainer earned by Mr. Peterson prior to his retirement from the board on February 29, 2008.
(14)	Includes pro-rated portion of Audit Committee Chair retainer earned by Mr. V.L. Young. His appointment as Chairman of the Audit Committee became effective on February 29, 2008.
(15)	Represents fees earned by Mr. Young for service on the board of RBC Dexia Investor Services Trust, consisting of a $30,000 annual board fee and a $5,000 annual fee for service as Chair of the Audit Committee.

Royal Bank of Canada	17

Committee reports

The board has established four committees to assist it in exercising its responsibilities: the Audit Committee, the Conduct Review and Risk Policy Committee, the Corporate Governance and Public Policy Committee, and the Human Resources Committee. Each committee has provided a report below which describes the composition of the committee, its responsibilities and key activities.

Report of the Audit Committee

The Audit Committee assists the board in its: (i) oversight of the integrity of the Bank’s financial statements; (ii) assessment and monitoring of the qualifications, performance and independence of the external auditor, Deloitte & Touche LLP; (iii) oversight of the adequacy and effectiveness of internal controls; and (iv) monitoring of compliance with legal and regulatory requirements. The Committee also assists the board in its oversight of the performance of the Bank’s internal audit function and has the authority to communicate directly with the internal auditors of the Bank.

Management of the Bank is responsible for the preparation, presentation and integrity of the Bank’s financial statements and for maintaining appropriate accounting and financial reporting principles, policies, internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The external auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the Bank’s annual financial statements and an audit of the Bank’s internal control over financial reporting. The external auditor also reviews the Bank’s quarterly financial information. The Committee is responsible for reviewing the adequacy and effectiveness of these activities.

The Committee assesses its effectiveness annually to ensure that it has effectively fulfilled its responsibilities as set out in its charter. The full charter of the Committee is posted on our website at www.rbc.com/governance. For further information relating to the Audit Committee and the Bank’s external auditor, please refer to the section entitled “Audit Committee” in the Bank’s annual information form dated December 4, 2008, which has been filed with securities regulators at www.sedar.com or may be obtained free of charge on request from the Secretary of the Bank.

2008 Highlights

In accordance with its charter, the Committee accomplished the following in 2008:

•   Reviewed and discussed with management and Deloitte & Touche LLP the quarterly unaudited and annual audited financial statements for the year ended October 31, 2008.

•   Reviewed and recommended for approval by the board the quarterly unaudited financial statements, the audited financial statements for the year ended October 31, 2008, earnings releases on quarterly and annual results, the 2008 annual information form, the 2008 Annual Report and the Bank’s annual report on Form 40-F for the year ended October 31, 2008 filed with the Securities and Exchange Commission (SEC). The Committee’s recommendations were based on the reports and discussions described in this report and subject to the limitations on the role and responsibilities of the Committee in its charter.

•   Discussed with Deloitte & Touche LLP the responsibilities of Deloitte & Touche LLP in performing an integrated audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and the design of the audit. The objectives of the audit are to express opinions on the fairness of the presentation in the Bank’s consolidated financial statements and on the effectiveness of the Bank’s internal control over financial reporting.

•   Discussed with Deloitte & Touche LLP matters arising from the audit that are required to be discussed by Canadian generally accepted auditing standards, and by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended and adopted by the PCAOB.

•   Received the written disclosures and the letter from Deloitte & Touche LLP required by Canadian generally accepted auditing standards, and by the requirements of the PCAOB, which disclose all relationships between the Bank and its related entities and Deloitte & Touche LLP and its related entities that, in the judgment of Deloitte & Touche LLP, may reasonably be thought to bear on its independence, and which confirm the independence of Deloitte & Touche LLP from the Bank. In connection with its assessment of the independence of Deloitte & Touche LLP, the Committee has discussed with Deloitte & Touche LLP that firm’s relationships with the Bank and its related entities.

•   Reviewed and approved policies and procedures designed to ensure the independence of Deloitte & Touche LLP is maintained and policies and procedures for the pre-approval of services to be performed by public accounting firms. These encompass all engagements of Deloitte & Touche LLP, as well as all engagements of other public accounting firms that involve the provision of audit, review or attestation services.

18	Royal Bank of Canada

•    Pre-approved all engagements with Deloitte & Touche LLP, reviewed the scope of the annual audit examination, received summaries of observations and recommendations regarding accounting and reporting matters arising from their quarterly reviews and year-end audit, and approved all fees of Deloitte & Touche LLP.

•    As part of its oversight responsibility, the Committee requires that management implement and maintain appropriate internal control procedures, including internal control over financial reporting. During the year, the Committee reviewed management’s progress toward its assessment that the Bank’s internal control over financial reporting is effective and received management’s report each quarter and for the year ended October 31, 2008.

•    Met regularly with Deloitte & Touche LLP without management present, and at least quarterly, met separately with Deloitte & Touche LLP, the Chief Internal Auditor, the General Counsel, and the Chief Compliance Officer to discuss and review specific issues as deemed appropriate.

•    Received regular updates from the General Counsel on legal matters, including status reports on developments in Enron-related litigation.

•    Reviewed and approved the procedures established by the Committee for the receipt and resolution by the Bank of complaints concerning accounting, internal accounting controls or auditing matters, as well as procedures for the confidential and anonymous submission by employees of concerns regarding accounting or auditing matters.

•    Reviewed the duties and responsibilities of the Chief Internal Auditor and the internal audit function and received quarterly reports of all audit activities conducted by the internal audit function, including quarterly assessments on the effectiveness of internal controls.

•    Reviewed prospectuses relating to the issuance of securities by the Bank.

•    Received quarterly compliance reports, including compliance with global anti-money laundering regulations, and quarterly compliance opinions from the Chief Compliance Officer that the organization is in compliance in all material respects with applicable laws and regulations.

•    Approved the Bank’s process for the assessment of internal capital adequacy, which is responsive to both the Bank’s Capital Management Framework and the requirements of the Basel II Capital Accord.

•    Met with representatives from the Office of the Superintendent of Financial Institutions and the Federal Reserve Bank of Richmond, and reviewed the results of their respective regular examinations.

•    Reviewed and approved the Bank’s policy on disclosing material information.

•    Acted as the audit committee of certain federally regulated subsidiaries of the Bank and received a report on subsidiary governance.

•    Received regular updates from management on changes to accounting standards and on the implementation of International Financial Reporting Standards.

Independent Committee	The board has determined that all of the members of the Committee are independent under the standards set out in the Bank’s Director Independence Policy. These standards incorporate criteria derived from the Bank Act “affiliated persons” regulations and the definition of “independence” in the corporate governance guidelines of the Canadian Securities Administrators (CSA). The Director Independence Policy also includes additional independence standards specified for Audit Committee members, as required by applicable Canadian and U.S. laws, and is posted on our website at www.rbc.com/governance.
Financial Literacy and Audit Committee Financial Experts

The board has determined that each member of the Committee is “financially literate” within the meaning of the rules of the CSA relating to audit committees and the corporate governance listing standards of the New York Stock Exchange. In considering criteria for determinations of financial literacy, the board looks at the ability to read and understand a balance sheet, an income statement and a cash flow statement of a financial institution.

The board has determined that each of T.J. Hearn, A.D. Laberge, J.P. Reinhard and V.L. Young qualifies as an “audit committee financial expert” as defined by rules of the SEC.

Membership	This report has been approved by the members of the Audit Committee. V.L. Young (Chair), T.J. Hearn, A.D. Laberge, J. Lamarre, J.P. Reinhard and K.P. Taylor

Royal Bank of Canada	19

Report of the Conduct Review and Risk Policy Committee
The Conduct Review and Risk Policy Committee fulfills the role of a conduct review committee of the Bank and certain of its subsidiaries. The Committee reviews policies and procedures established by management relating to compliance with the self-dealing provisions of the Bank Act and the U.S. Sarbanes-Oxley Act of 2002 (SOX). The Committee is also responsible for overseeing risk management of the Bank and its business groups, balancing risks and rewards while ensuring that management has in place policies, processes and procedures designed to identify and effectively manage the significant risks to which the Bank is exposed. Additionally, the Committee is responsible for monitoring procedures to resolve conflicts of interest, reviewing and approving the Bank’s Code of Conduct and obtaining assurances that the Bank has processes in place to ensure adherence to our Code of Conduct.

The Committee assesses its effectiveness annually to ensure that it has effectively fulfilled its responsibilities as set out in its charter. The full charter of the Committee is posted on our website at www.rbc.com/governance.

2008 Highlights

In accordance with its charter, the Committee accomplished the following in 2008:

•    Received reports on market turbulence from a risk management perspective and on the impact of credit dislocation in capital markets.

•    Reviewed and approved the Bank’s comprehensive Enterprise Risk Management Framework which provides a consolidated overview of the Bank’s program for identifying, measuring, controlling and reporting on the significant risks that face the organization, and a series of risk-specific frameworks outlining in detail how each significant risk impacts the Bank, and the Bank’s mechanisms for identifying, managing and reporting those risks.

•    Received, at each meeting, in-depth reviews of risk issues presented by the Chief Risk Officer.

•    Reviewed regular reports on enterprise risks, including detailed reports on the quality of the Bank’s credit portfolio and on the assessment, monitoring and effective control of other risks facing the organization including market, operational, liquidity, regulatory, environmental and insurance risks.

•    Received an update on the Bank’s Risk Appetite Framework, and reviewed regular reporting on the assessment of the Bank’s risk profile against risk appetite as part of the reporting on enterprise risks.

•    Reviewed regular updates on management’s implementation of the Basel II Capital Accord.

•    Received, as part of the Bank’s ongoing Enterprise Compliance Management Program, regular reports on regulatory compliance matters including detailed reporting on the status of the Bank’s global anti-money laundering program and policies, the program for managing outsourcing risk, and privacy and information risk management issues.

•    Reviewed, and recommended to the board for approval, the delegation of risk limits to management, and approved transactions exceeding those delegated authorities.

•    Reviewed the 2008 results of the Bank’s enterprise stress testing program.

•    Received regular updates on activities of the Bank’s Structured Transactions Oversight Committee, which reviews structured transactions and complex credits.

•    Reviewed reports on transactions with related parties of the Bank to confirm that such transactions comply with the self-dealing provisions of the Bank Act and applicable provisions of SOX and related rules.

•    Reviewed and approved amendments to our Code of Conduct.

•    Received a report on procedures for dealing with customer complaints, including the annual report of the Bank’s Ombudsman on complaints resolution, and other consumer protection provisions, including a report on compliance with the requirements of the Financial Consumer Agency of Canada.

•    Reviewed a report on the Bank’s framework of internal controls for dealing with conflicts of interest.

•    Met with representatives from the Office of the Superintendent of Financial Institutions and the Federal Reserve Bank of Richmond, and reviewed the results of their respective regular examinations of the Bank.

Independent Committee	The board has determined that all of the members of the Committee are independent under the standards set out in the Bank’s Director Independence Policy. These standards incorporate criteria derived from the Bank Act “affiliated persons” regulations and the definition of “independence” in the CSA’s corporate governance guidelines. The Director Independence Policy is posted on our website at www.rbc.com/governance.
Membership

This report has been approved by the members of the Conduct Review and Risk Policy Committee.

J.P. Reinhard (Chair), W.G. Beattie, P. Gauthier, T.J. Hearn, A.D. Laberge, J. Lamarre, M.H. McCain and E. Sonshine

20	Royal Bank of Canada

Report of the Corporate Governance and Public Policy Committee

The Corporate Governance and Public Policy Committee acts as the nominating committee responsible for recommending to the board individuals qualified to become directors. It annually reviews the credentials of nominees for election as directors and oversees the process for evaluation of board, committee and director effectiveness. The Committee is also responsible for advising and assisting the board in applying governance principles and practices; monitoring developments in corporate governance and adapting best practices to the needs and circumstances of the Bank; monitoring the amount and form of director compensation; and reviewing shareholder proposals and recommending to the board responses to these proposals.

As part of its public policy responsibilities, the Committee reviews policies and programs designed to create a strong and sustained reputation of the Bank and advises the board on public affairs matters including the development of corporate donations and community investment policies and programs of the Bank.

The Committee assesses its effectiveness annually to ensure that it has effectively fulfilled its responsibilities as set out in its charter. The full charter of the Committee is posted on our website at www.rbc.com/governance.

2008 Highlights

In accordance with its charter, the Committee accomplished the following in 2008:

•    Conducted the annual evaluation of effectiveness of the Board of Directors and the regular director peer review process.

•    Reviewed credentials and performance of individuals proposed for election as directors and assessed their independence status, recommending to the board that 14 of the 15 nominees named in this Circular are independent.

•    Reviewed the amount and form of compensation of the directors and recommended no increase in board compensation for the coming year.

•    Reviewed the Statement of Corporate Governance Practices included in this Circular.

•    Received reports relating to client loyalty, media coverage, government relations and the Bank’s reputation.

•    Reviewed the Bank’s corporate donations and received updates on community investment programs.

•    Reviewed management’s progress in developing programs to support the Bank’s commitment to environmental sustainability under RBC’s Environmental Blueprint.

•    Reviewed and approved a policy for the assessment of the ongoing suitability of directors and senior officers of the Bank and certain of its regulated subsidiaries, which is responsive to Guideline E-17 of the Office of the Superintendent of Financial Institutions.

•    Continued to monitor new legislation and best practices relating to corporate governance.

Independent Committee	The board has determined that all of the members of the Committee are independent under the standards set out in the Bank’s Director Independence Policy. These standards incorporate criteria derived from the Bank Act “affiliated persons” regulations and the definition of “independence” in the CSA’s corporate governance guidelines. The Director Independence Policy is posted on our website at www.rbc.com/governance.
Membership

This report has been approved by the members of the Corporate Governance and Public Policy Committee.

D.P. O’Brien (Chair), W.G. Beattie, J.T. Ferguson, F.C.A., P. Gauthier, B.C. Louie, F.C.A., M.H. McCain and E. Sonshine

Royal Bank of Canada	21

Report of the Human Resources Committee

The Human Resources Committee acts as the compensation committee of the board. This Committee is responsible for advising the board on compensation and human resources principles, as well as related policies, programs and plans designed to achieve the strategic goals and financial objectives of the Bank. The board approves the compensation of the President and Chief Executive Officer based on the recommendations of the Committee in light of the Bank’s performance against approved objectives and comparable North American financial institutions. The Committee also makes recommendations to the board on the compensation of senior management. The Committee also reviews senior management succession plans and matters concerning the Bank’s pension plans.

The Committee assesses its effectiveness annually to ensure that it has effectively fulfilled its responsibilities as set out in its charter. The full charter of the Committee is posted on our website at www.rbc.com/governance.

2008 Highlights

In accordance with its charter, the Committee accomplished the following in 2008:

•    Reviewed the Bank’s overall approach to compensation, including program design, policies and plans. The Committee recommended to the board changes to the Bank’s performance-based incentive programs for senior executives to further reinforce the strong link between an individual’s contribution and the Bank’s financial performance.

•    Reviewed in detail and made recommendations to the board on the compensation of the President and Chief Executive Officer and senior management, including the Named Executive Officers.

•    Reviewed succession plans for the Bank’s senior management.

•    Assessed the effectiveness of leadership development and the depth and breadth of senior talent to support the Bank’s strategic objectives.

•    Reviewed the funding, performance and investment strategy of the Bank’s pension plans.

•    Reviewed and approved updates to our Code of Conduct.

•    Reviewed and approved the Compensation Discussion and Analysis included in this Circular.

•    Approved a policy for the assessment of the ongoing suitability of directors and senior officers of the Bank and certain of its regulated subsidiaries, which is responsive to Guideline E-17 of the Office of the Superintendent of Financial Institutions.

Independent Advice	The Committee has sole authority to retain and approve the fees of any independent advisor that it deems necessary to carry out its responsibilities. As discussed on page 27 of this Circular, in 2008 the Committee retained the services of the Hay Group to provide advice and counsel on executive compensation matters.
Independent Committee

The board has determined that all of the members of the Committee are independent under the standards set out in the Bank’s Director Independence Policy. These standards incorporate criteria derived from the Bank Act “affiliated persons” regulations and the definition of “independence” in the CSA’s corporate governance guidelines. The Director Independence Policy is posted on our website at www.rbc.com/governance. The Committee recognizes that independence from management is fundamental to its effectiveness in managing executive compensation programs and regularly holds in camera sessions, at which members of management are not present.

Additionally, the board recognizes the importance of appointing to the Committee knowledgeable and experienced individuals who have the background in executive compensation necessary to fulfill the Committee’s obligations to the board and shareholders. All of the Committee members have had significant experience in the area of executive compensation through their experience either as former chief executive officers or senior leaders directing large and complex organizations. None of the Committee members currently serves as a chief executive officer of a public company. The President and Chief Executive Officer does not participate in making appointments to the Committee.

Membership	This report has been approved by the members of the Human Resources Committee. J.T. Ferguson, F.C.A. (Chair), D.T. Elix, B.C. Louie, F.C.A., D.P. O’Brien, K.P. Taylor and V.L. Young

22	Royal Bank of Canada

Compensation discussion and analysis

Executive compensation principles

The Bank integrates all elements of executive compensation into a comprehensive compensation program that takes into account individual performance, business segment performance and overall Bank performance. Our compensation principles are outlined below.

1. RBC Compensation Programs Align with Shareholder Interests
2. RBC Pays for Performance
3. RBC Offers Market Competitive Compensation to Attract and Retain Talent

1.	RBC Compensation Programs Align with Shareholder Interests. We align the performance goals of executives with long-term shareholder value creation. In determining incentive awards, we evaluate executive performance against key financial, strategic and operational measures tied to the Bank’s short, medium and long-term objectives. To ensure executives are making prudent decisions in deploying the resources of the Bank to generate sustainable growth in shareholder value, we pay a significant portion of compensation in the form of mid-term and long-term equity awards. We further align executive and shareholder interests by requiring all executives to own Common Shares of the Bank.

2.	RBC Pays for Performance to drive top quartile financial results. Our performance based incentive programs link individual performance with business segment performance and overall Bank performance. This approach drives a high performance culture that rewards individual contribution and the achievement of business results that enhance shareholder value. The majority of executive pay is at risk through performance based incentives, with upside potential for exceptional performance as well as downside risk for underperformance, when measured against our financial results and peer group companies’ performance. Our performance based incentive programs are balanced by strong policies, processes and systems designed to support the careful management of risks and to ensure that management’s plans and activities are prudent and focused on generating shareholder value within an effective risk control environment.

3.	RBC Offers Market Competitive Compensation to Attract and Retain Talent essential to our success. Compensation is competitively positioned to align with each executive’s role and responsibilities and the relevant markets in which we compete for talent. For the majority of executives, compensation is benchmarked using independently prepared compensation surveys and publicly disclosed information for executives with similar responsibilities, primarily at Canadian financial institutions. In addition, some positions are benchmarked against other large Canadian companies as well as U.S. and global financial institutions. Our executive compensation programs support the development and retention of executive talent as they are integral to achieving our financial, strategic and operational objectives and have enabled us to achieve past success. To encourage executives to establish long-term careers with the Bank, annual grants of equity based incentives are subject to forfeiture if an executive leaves the Bank prior to awards being vested, other than for retirement (as outlined on page 42 of this Circular).

The manner in which these principles are applied to executive compensation and how the Human Resources Committee of the Board of Directors reaches its compensation decisions are discussed in detail in this section of the Circular.

Royal Bank of Canada	23

Components of executive compensation

The components of the executive compensation program are described in the table below.

Compensation element	How it is paid	What it is designed to reward
Base salary	Cash	•	Rewards skills, capabilities, knowledge and experience, reflecting the level of responsibility, as well as the contribution expected from each executive.
Annual Variable Short-Term Incentive	Cash	•	Rewards contribution to both the business segment’s performance and the Bank’s overall performance.
		•	Rewards for results within the current fiscal year.
		•	Payouts, made at the end of the year, are based on how the executive, the business segment and the Bank performed against established objectives.
	Deferred Share Units	•	Executives may elect not to receive cash and to defer a portion of their incentive.
		•	Provides another vehicle through which executives can achieve share ownership requirements.
Mid-Term Incentive	Performance Deferred Share Units	•	Encourages share ownership while rewarding individual performance, contribution to the mid-term performance of the Bank and demonstrated potential for future contribution.
		•	Provides alignment between the interests of executives and shareholders.
		•	Aligns with mid-term Bank performance both on an absolute and relative basis.
	RBC Share Units	•	Used selectively to attract and retain key talent.
Long-Term Incentive	Stock options	•	Rewards contribution to the long-term performance of the Bank and demonstrated potential for future contribution.
		•	Aligns with long-term Bank performance and provides added incentive for executives to enhance shareholder value.
Other elements of compensation		Program objectives
Pension and benefits		•	Provide pension and benefits that are comparable to peer companies.
Perquisites		•	Part of the overall competitively positioned executive compensation package.
Share ownership		•	Align executive interests with shareholder interests by requiring executives to meet minimum share ownership requirements.

The mix of compensation elements varies by executive level, reflecting the impact executives have on Bank performance. In determining the mix, we take into consideration the compensation principles and how the elements of executive compensation align with long-term shareholder value creation. The following table summarizes the target compensation mix for the President and Chief Executive Officer, the Group Executive (the most senior management reporting directly to the President and Chief Executive Officer) and other senior executives and the percentage of pay at risk.

		Performance based incentives
Executive level	Base salary	Short-term incentive	Mid-term incentive	Long-term incentive	Percentage of pay at risk
President and Chief Executive Officer	15%	23%	31%	31%	85%
Group Executive members	20%	22%	29%	29%	80%
Executive Vice-Presidents	30%	18%	26%	26%	70%
Senior Vice-Presidents	40%	18%	21%	21%	60%

Competitive benchmarks

Annually, the Bank reviews cash and equity based compensation relative to peer group companies which are listed below (the Peer Group). We generally position salaries, target annual variable short-term incentive awards and target mid-term and long-term incentive awards at the median of executives in equivalent roles at Canadian companies in the Peer Group. However, some positions are benchmarked against other large Canadian companies as well as U.S. and global financial institutions. Actual total compensation, the amount of annual variable short-term incentive or mid-term and long-term incentive awards may be above or below the median based on individual, business segment and overall Bank performance. For both the annual variable short-term and mid-term incentive programs, the financial results of the Peer Group are a key measurement of our relative performance, influencing the level of payout under both of these programs.

24	Royal Bank of Canada

Our Peer Group

The Committee selects Peer Group companies on the basis of the financial services company’s business lines, size, scope and geographic coverage. The Committee reviews the Peer Group each year to ensure that the companies remain relevant for compensation benchmarking purposes. The 20 financial institutions which we compared ourselves to in 2008 remain the same as in 2007 and are listed in the table below.

Peer Group
Canadian Peer Group	U.S. Peer Group
Bank of Montreal	BB&T Corporation	Northern Trust Corporation
The Bank of Nova Scotia	Bank of America	The PNC Financial Services Group
Canadian Imperial Bank of Commerce	The Bank of New York	Sun Trust Banks Inc.
Manulife Financial Corporation	Fifth Third Bancorp	U.S. Bancorp
National Bank of Canada	J.P. Morgan Chase & Co.	Wachovia Corporation(2)
The Toronto-Dominion Bank	KeyCorp	Wells Fargo & Company
Sun Life Financial Inc.	National City Corporation(1)

(1)	National City Corporation was part of our Peer Group through the end of our 2008 fiscal year, as its acquisition by The PNC Financial Services Group was not anticipated to close until December 31, 2008.
(2)	Wachovia Corporation was part of our Peer Group through the end of our 2008 fiscal year, as its acquisition by Wells Fargo & Company was not scheduled to be completed until December 31, 2008.

As a result of the mergers and acquisitions that some of our peers were involved in during 2008, we are in the process of re-evaluating our framework for the selection of our peers. We will disclose any revisions to our Peer Group in 2009 and will continue to monitor and re-evaluate our Peer Group based on how events unfold.

How RBC makes executive compensation decisions

This section discusses how the Bank makes executive compensation decisions.

Base salary

Executives receive a portion of their total compensation in the form of base salary. Base salaries are reviewed annually against the Canadian Peer Group market data to determine if any adjustments are required, as base salary adjustments are not automatic.

Performance based incentives

Annual Variable Short-Term Incentive Program

At the beginning of the fiscal year, the Committee establishes financial performance goals for the Annual Variable Short-Term Incentive Program. In 2008, these goals were based on year-over-year Net Income After-Tax (NIAT) growth and Return on Equity (ROE) relative to the Peer Group. These measures were selected as they align to shareholder returns and focus executives on those activities critical to the Bank’s success. To confirm this alignment, the Committee reviewed a number of financial performance scenarios to determine if the program would deliver the desired differentiation of rewards based on performance achieved. A ROE performance threshold was established, requiring that a minimum return to shareholders be achieved in order for executives to receive a payout from this program. The board has the discretion to amend program payouts as it deems appropriate.

The annual variable short-term incentive payout is calculated as follows.

Business performance multiplier: The Committee set a target range of the Bank’s overall NIAT growth to reflect the revenue growth and cost containment required to achieve our financial objectives. In establishing the minimum, target and maximum levels of NIAT growth that determine program payouts, the Committee considered the Bank’s strategic goals together with the Bank’s overall short-term and mid-term financial objectives. In addition, these NIAT growth levels are used to derive performance ranges for each business segment. Actual funding levels can vary from 0 to 200% of target depending on performance against objectives.

Royal Bank of Canada	25

The funding level can be adjusted for our ROE relative to the Peer Group. If our ROE is in the top-third relative to our Peer Group, the funding is adjusted upwards by 15%; if our ROE is in the middle-third, no adjustment is made; and if our ROE is in the bottom-third, the funding is adjusted downwards by 15%.

The board has the discretion to adjust the funding level up or down to reflect the effect of extraordinary, unusual or non-recurring items, changes to accounting rules, the effect of mergers, acquisitions, or major restructurings, business performance relative to Peer Group companies and the business environment within which the results were achieved.

Individual performance multiplier: Individual performance is measured on financial, strategic and operational results. An overall assessment of performance is determined and translated into an individual performance multiplier. The individual performance multiplier can vary from 0% to 200% of target, depending on performance against personal objectives, which are aligned to Bank objectives.

Equity based mid-term and long-term incentive programs

Equity based incentives are a significant component of our executive compensation program. The Committee determines equity based incentive awards based on individual performance and demonstrated potential for future contribution.

Performance Deferred Share Unit Program (PDSP): In designing the mid-term incentive PDSP, the Committee’s objective was to focus and reward executives for enhancing Total Shareholder Return (TSR) over the medium term, both on an absolute and relative basis. To accomplish this, the program includes a performance modifier which is our three-year TSR relative to our Peer Group. For awards granted in 2005, 2006 and 2007, the performance modifier has the potential to decrease the award by up to 50% or increase the award by up to 50%, depending on our performance relative to our Peer Group. No payouts would be made under this program if threshold levels of ROE are not achieved.

To determine the number of performance deferred share units to be granted, the dollar value of each PDSP award is converted into notional share units based on the five-day average closing price of Common Shares immediately preceding the grant date. The awards fully vest and are paid at the end of a three-year period, with the value of the share units at vesting being equal to the five-day average closing price of Common Shares immediately preceding the vesting date, plus or minus the performance modifier adjustment. Performance deferred share units earn dividend equivalents over the vesting period in the form of additional performance deferred share units that are subject to the same vesting, performance and payment conditions as the original awards.

RBC Share Unit Program: The RBC Share Unit Program is used selectively to attract and retain key talent. RBC Share Unit awards may be granted at any time throughout the year. The awards are either actual Common Shares held in trust, which earn dividends, or share units which earn dividend equivalents. The number of share units granted is determined using the five-day average closing price of Common Shares immediately preceding the grant date. The awards may fully vest either at the end of a three-year period or proportionally over a three-year period. Their value at vesting is equivalent to the average closing market price of Common Shares on the five trading days prior to the vesting date.

Stock Option Plan: The long-term incentive Stock Option Plan is intended to focus and reward senior executives for enhancing long-term shareholder value. The value of the stock option award that is approved by the Board of Directors on the recommendation of the Committee for compensation purposes is converted into a corresponding number of stock options using a five-year average Black-Scholes value(1). The grant of stock options is not influenced by the number of options outstanding or the in-the-money value of outstanding options. Stock options are granted on a pre-established grant date which falls within an open trading window. Options are granted for the purchase of a set number of Common Shares at a fixed exercise price. The exercise price is determined as the higher of the volume-weighted average of the trading price per Common Share of a board lot of shares traded on the TSX (i) on the day preceding the grant and (ii) the five consecutive trading days immediately preceding the grant. Options may be exercised over a 10-year period. Options vest over a four-year period, with 25% of the options vesting one year after the grant date and an additional 25% vesting annually over the subsequent three years. Unvested stock options are forfeited if the participant’s employment with the Bank is terminated, other than for retirement or disability (as outlined on page 42 of this Circular).

(1)	For compensation purposes, the Black-Scholes option valuation model is used to determine the stock option grant date fair value. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Bank’s Common Share price, expected dividend yield of the Bank’s Common Shares, and risk-free interest rate. The assumption used in the grant date fair value model is based on an expected term of 10 years, the actual term of the option. The Black-Scholes grant date fair value for awards granted during the year ended October 31, 2008 was 21% of the option exercise price. For awards granted in December 2008, the Black-Scholes grant date fair value was 20% of the option exercise price.

The grant date fair value of the stock option awards will differ from the accounting fair value disclosed in the Bank’s financial statements. Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants (CICA) requires recognition in the Bank’s financial statements of an expense for option awards using the fair value method of accounting. Under this method, the fair value of an award at the grant date is amortized over the applicable vesting period and recognized as compensation expense. To calculate the accounting fair value, the Black-Scholes option valuation model is also used. However, the assumptions in the accounting model, which is consistent with the CICA’s section 3870 rules, is based on an expected term of 6 years, the Bank’s historical option exercise pattern. The accounting fair value for grants made under the Bank’s Stock Option Plan during the year ended October 31, 2008 was based on a Black-Scholes value of 12% of the option exercise price.

26	Royal Bank of Canada

Our stock option granting practices comply with TSX requirements. Stock options are not backdated and no participant can be granted options for more than 5% of the outstanding Common Shares. The table below provides additional information.

Stock option measures
		As a percent of outstanding Common Shares as of October 31, 2008
	Number of options	Target	2008	2007	2006
Overhang (options outstanding and available to grant)	41,698,092	<10%	3.1%	3.8%	4.3%
Dilution (currently outstanding options)	21,772,918	<5%	1.6%	2.1%	2.5%
Burn rate (the number of options issued each year)	2,020,428	<1%	.15%	.14%	.14%

Other equity based programs

Deferred Share Unit Program: Prior to the beginning of each fiscal year, executives can make an irrevocable election to receive a portion (25%, 50%, 75%, or 100%) of their annual variable short-term incentive award in the form of Deferred Share Units (DSUs). When the annual variable short-term incentive payout is made, the amount elected is converted to DSUs based on the average closing market price of Common Shares on the five trading days prior to the fiscal year-end. DSUs earn dividend equivalents in the form of additional DSUs. The value of DSUs when redeemed is equivalent to the average closing market price of Common Shares on the five trading days prior to the redemption date.

Anti-monetization policy

All employees of the Bank are prohibited from selling, directly or indirectly, Common Shares of the Bank if they are not owned or have not been fully paid for by the employee. In addition, employees are prohibited from directly or indirectly buying or selling a call or put in respect of Common Shares.

Pension, benefit and perquisite programs

Executives participate in pension and benefit programs on the same basis as other employees. Executives in Canada have the option of accruing benefits in either a defined benefit or a defined contribution pension plan. Certain executives, including the President and Chief Executive Officer and Group Executive members (except for the Group Head, Capital Markets) participate in supplemental executive retirement plans. The supplemental executive retirement plans for the President and Chief Executive Officer and other Named Executive Officers are described in the narrative accompanying the Pension plan table on page 39 of this Circular. Executives participate in various employee benefit plans, including medical and dental care plans and life, disability and accident insurance plans. In addition, executives can participate in our employee savings and share ownership plans, where they can contribute up to 10% of their salary towards the purchase of Common Shares, with the Bank matching 50% of contributions up to a maximum of 3% of the executive’s salary. For RBC Capital Markets, the Bank matches eligible contributions up to an annual maximum of $4,500. Executives are provided with a flexible perquisite program and the value offered varies by executive level.

Share ownership

To ensure the interests of executives are aligned with the interests of shareholders, executives are required to meet minimum share ownership requirements. The requirements may be achieved through holdings of Common Shares or notional shares under the Deferred Share Unit Program and the Performance Deferred Share Unit Program. Newly appointed or promoted executives are given three years to achieve the minimum share holdings, however, executives recruited externally are allowed five years. The following table outlines the minimum share ownership requirements for executives.

Minimum share ownership requirements
President and Chief Executive Officer	8 times last three years’ average base salary. Share ownership requirements extend for 2 years into retirement.
Group Executive members (other than Group Head, Capital Markets)	6 times last three years’ average base salary. Share ownership requirements extend for 1 year into retirement.
Group Head, Capital Markets	2 times last three years’ average base salary and annual variable short-term incentive award. Share ownership requirements extend for 1 year into retirement.
Executive Vice-Presidents	3 times last three years’ average base salary.
Senior Vice-Presidents	2 times last three years’ average base salary.
Capital Markets Operating Committee members	1.5 times last three years’ average base salary and annual variable short-term incentive award.
Vice-Presidents	1 times last three years’ average base salary.

Royal Bank of Canada	27

The following table shows the share ownership requirements and share holdings of the President and Chief Executive Officer.

Mr. G.M. Nixon
Share ownership requirement		Shareholdings as of October 31, 2008(1)
Ownership requirement multiple	Ownership requirement	DSU(2) (voluntary conversion of bonus to Common Shares)	PDSP(2)	Employee Savings and Share Ownership Plan	Personal holdings	Total holdings	Total as a multiple of salary
8 x salary	$11,200,000	$6,611,419	$8,239,390	$1,248,968	$27,189,308	$43,289,085	31 x
(1)	Based on the market value of Common Shares on October 31, 2008 of $46.84.
(2)	Held in Share Units.

2008 Executive compensation decisions

This section discusses the 2008 compensation of the President and Chief Executive Officer, the Chief Financial Officer and the other members of Group Executive (including the Named Executive Officers) that has been recommended by the Committee and approved by the board.

Summary of the process used by the Committee

In late 2007, the Committee established objectives for the President and Chief Executive Officer for fiscal year 2008. The objectives took into consideration the financial, strategic and operational priorities that are intended to help drive short-term, mid-term and long-term shareholder value creation. The President and Chief Executive Officer established goals and objectives for each of the Group Executive members, including the Named Executive Officers, shown in the summary compensation table on page 35 of this Circular. The specific goals and relative weightings vary across members of Group Executive to reflect their roles and responsibilities.

During the year, the Committee consulted with the board to assess the President and Chief Executive Officer’s performance and the board approved the Committee’s overall assessment. The President and Chief Executive Officer provided the Committee with his evaluation of the performance of each member of Group Executive, as well as recommendations for their compensation. The Committee considered these recommendations and exercised its independent judgement to determine if any adjustments were needed.

The Committee conducted a thorough review and considered a number of factors in determining the appropriate level of compensation for the President and Chief Executive Officer and each Group Executive member. Factors included:

•	the Bank’s performance against short-term, mid-term and long-term objectives and relative to our Peer Group;
•	compensation programs of the Peer Group;
•	market competitiveness of compensation relative to the Canadian Peer Group;
•	challenging market conditions under which the Bank operated; and
•	the Committee’s assessment of each executive’s current performance and potential for future contribution to the creation of long-term shareholder value.

The Committee recommended and the board approved the compensation for the President and Chief Executive Officer and each member of Group Executive, including the Named Executive Officers.

Independent advice

The Committee engages its own independent consultant from the Hay Group to provide advice and counsel on executive compensation matters. The Committee discusses and considers the consultant’s advice. However, final decisions regarding the individual components of compensation, the compensation mix, and total compensation positioning are made by the Committee based on input from the board, as well as the Committee members’ knowledge, judgement and assessment of individual performance, business segment results and the Bank’s overall results.

In addition to the consulting services that the Hay Group provides to the Committee, the Hay Group provides the Bank with other consulting services in the form of position evaluation services, surveys of Canadian financial institution executive and non-executive compensation and market data. To ensure the consultant’s independence is not compromised, on an annual basis the Committee reviews and considers any planned services and fees, as well as the services provided and fees paid during the current year. The 2007 and 2008 fees paid to the Hay Group for these services are provided in the table below.

Services performed	Fees paid in 2007	Fees paid in 2008	Percentage of all fees paid in 2008
As independent consultant to the Committee	$54,504	$130,044	67%
For position evaluation services and compensation surveys	$126,687	$64,485	33%

28	Royal Bank of Canada

Bank and Named Executive Officer performance(1)

2008 Bank performance

Executive compensation is aligned with Bank performance, and includes measures tied to short-term and mid-term objectives, and reflects both absolute performance and performance relative to our Peer Group.

The Bank established financial objectives for 2008 in late 2007 based on our economic and business outlooks at that time. While we acknowledged that early 2008 would be challenging, we had not anticipated the degree and breadth of continuing market and accounting volatility and slower economic growth, and the extent to which progress towards certain objectives had been impeded by these conditions, reflected in writedowns, higher provisions for credit losses, and spread compression.

In 2008, the Bank generated more than $4.5 billion of earnings, the highest among our Canadian Peer Group, and a return on equity of 18%. During the turbulent environment of the past year, our sound business approach and the benefits of our diversified business model helped sustain our share performance relative to our Peer Group. We delivered top quartile total shareholder return of 8% and 12% in the medium term periods of the last three and five years, respectively, while increasing dividends paid over the last three-year period at an average annual compounded rate of 19%.

The Bank’s capital position remained strong throughout 2008 with our Tier 1 capital ratio above our target of 8%. Diluted earnings per share were $3.38, 19% lower than the previous year and below the growth objective of 7–10%. Return on equity of 18% was below the objective of 20% or more. Defined operating leverage of 1% was below the objective of at least 3%.

Our diversified business portfolio is a key driver of our stability and success. Performance highlights for 2008 for each of our five business segments include:

Canadian Banking

•	Canadian Banking continued to underpin our results, with solid earnings growth over last year, reflecting revenue growth across all businesses and effective cost management.
•

We strengthened our leadership position in most major product categories by enhancing products and services, and expanding our distribution network to serve our clients better. We deepened client relationships by further developing our multi-product rebates and introducing new, innovative products.

•

Our loan book grew by 13% as a result of strong growth in the home equity business and the launch of new credit card offerings, and we increased our deposit base by 5% through the introduction of new personal and business products.

Wealth Management

•

Our acquisition of Phillips Hager & North Investment Management Ltd. (PH&N) made us the largest mutual fund company in Canada as measured by assets under management, with a 16% market share, and the industry leader with $8.8 billion in total mutual fund net sales in 2008.

•

The acquisition of Ferris, Baker Watts, Incorporated (FBW) expanded our presence in key U.S. regions. With over 2,000 financial consultants, we are now the seventh largest national investment advisory firm in the U.S.

•

Outside North America, we continued to expand our footprint by opening new offices in Santiago, Chile, and in Mumbai, India and by recruiting experienced advisors and professionals in many international locations.

Insurance

•	Insurance premiums and deposits grew 12% from a year ago, reflecting new sales growth, a new U.K. annuity reinsurance agreement and continued strong client retention.
•	We expanded our retail insurance network in Canada to 35 branches in 2008, from 21 branches in 2007, to give our clients more convenient access to insurance services and advice.

International Banking

•

Our acquisition of RBTT Financial Group (RBTT) was our most significant development outside North America. With RBTT added to our existing Caribbean banking business, we are now the second-largest banking group in the English-speaking Caribbean.

•

By successfully integrating our acquisition of Alabama National BanCorporation, we added 103 banking locations to our U.S. network. We remain focussed on systematically balancing growth and risk in our U.S. loan portfolio as we refine our U.S. banking operating model, improve efficiencies and reduce expenses.

(1)	More detailed information on the Bank’s performance for the year ended October 31, 2008 can be found in the Bank’s comparative financial statements and management’s discussion and analysis for the year ended October 31, 2008. Copies of these documents and additional information relating to the Bank may be found on SEDAR at www.sedar.com, on our website at www.rbc.com/investorrelations, or obtained upon request from the Secretary of the Bank.

Royal Bank of Canada	29

Capital Markets

•	As Canada’s largest investment bank, we are number one or two in many domestic rankings.
•

A strong balance sheet and a respected brand name have enabled us to export our strengths into new markets. We added a leveraged finance team in London and expanded the U.K.-based infrastructure financing business into Continental Europe, Australia and the U.S.

•

Despite the negative impact the market and economic events had on some of our Capital Markets businesses, this segment generated earnings of $1.17 billion and a return on equity of 20.5%, reflecting our diversified businesses and strong risk management.

President and Chief Executive Officer’s 2008 performance

The Committee evaluated the President and Chief Executive Officer’s 2008 performance against the Bank’s short-term and mid-term financial objectives, risk management as well as the strategic and operational priorities that help drive sustainable shareholder value creation. The Committee also took into account the Bank’s solid performance during challenging market and economic conditions, noting that it reflected a commitment to the essential elements of sound management: business diversification, comprehensive risk management, a clear strategy, and a strong balance sheet.

The Bank reported solid earnings in 2008, the highest among our Canadian Peer Group, despite a significant deterioration in market conditions over the year. We also reported top quartile total shareholder return over the medium-term and long-term periods of the last three, five and ten years. Mr. Nixon demonstrated strong leadership in navigating unprecedented conditions in global financial markets, focusing the leadership team and employees on serving clients well, effectively managing costs, and seizing revenue opportunities. The Committee believes Mr. Nixon has positioned the Bank well for future growth through disciplined investments, prudent risk management, business diversification, and an enduring organizational focus on clients. His leadership and actions should continue to ensure the Bank’s reputation reflects the highest standards of integrity and ethics. Mr. Nixon is well respected by external stakeholders and in November 2008, was named Canada’s Top CEO in Canadian Business magazine’s annual list of All-Star executives.

The President and Chief Executive Officer performance objectives for fiscal 2008 and highlights of results are provided in the table below.

2008 Performance objectives		2008 Results
Financial results
• •

Achieve short-term and medium-term financial goals and objectives as discussed on page 28 of this Circular.

Maintain strong capital ratios to support strategic direction, growth objectives and credit ratings.

		•	Despite turbulent global financial markets, the Bank produced earnings of more than $4.5 billion driven by revenue growth in some of our key businesses and strong cost management across the organization. Details are discussed on page 28 of this Circular under the heading “2008 Bank performance.”
		•	A solid liquidity position was maintained in 2008, and our capital ratios and senior debt ratings are among the highest of financial institutions globally. As at the end of fiscal 2008, we were rated Aaa (negative) by Moody’s Investor Services, AA- (stable) by Standard & Poor’s, and AA (stable) by both DBRS and Fitch Ratings.
		•	The Bank’s enterprise risk management framework underpins the strength and stability that is at the core of our continued success under extremely adverse business conditions. Our diversified risk strategy has largely limited our exposure to any single name or any single sector.
Strategy development and execution
•	Be the undisputed leader in Canada.	•	In Canada, we hold #1 or #2 positions in most major product categories.
•	Be a leading provider of banking, wealth management and capital markets services in the U.S.	•	The acquisition of PH&N created the largest fund company and one of the largest private sector asset managers in Canada as measured by assets under management.
•	Be a premier provider of select banking, wealth management and capital markets services in markets of choice.	•	In 2008, our client service was recognized in a number of independent surveys, including: Synovate Best Banking Awards: The Synovate Customer Service Index (CSI) 2008 – Personal Banking, Euromoney 2008 Private Banking Survey, and Dalbar 2007 Direct Brokerage Service Award.
		•	In the U.S. and internationally, we continued to build our presence through acquisitions and expansion activity as discussed on page 28 of this Circular, including RBTT and FBW.
Talent management
• •	Ensure depth and breadth of leadership talent. Maintain high level of employee engagement.	•	The Bank has a deep succession pool with bench strength for key roles. The focus on leadership development led to numerous key senior executive appointments as well as executive rotations across the Bank.
		•	The 2008 employee opinion survey reported high levels of engagement, positioning the Bank in the top quartile of the North American “high performing” benchmark.
Reputation management
•	Preserve and strengthen our reputation and brand with all stakeholders.	•	U.S. brand profile was enhanced by renaming RBC Centura Bank and RBC Dain Rauscher to RBC Bank and RBC Wealth Management, respectively.
		•	Canada’s Top 50 Brands published in Canadian Business magazine gave the RBC brand top place.
		•	Named one of Canada’s 10 Most Admired Corporate Cultures of 2008 (Waterstone Human Capital).

30	Royal Bank of Canada

Other Named Executive Officer 2008 performance

In determining the compensation of the other Named Executive Officers (NEOs), the Committee reviewed each NEO’s contribution towards the Bank’s achievements as outlined under the heading “2008 Bank performance” on page 28 of this Circular, as well as each NEO’s achievements against established individual objectives. The Committee also took into account performance relative to our peers and the challenging market and economic conditions against which the results were achieved.

J.R. Fukakusa, Chief Financial Officer: Under Ms. Fukakusa’s leadership, the Bank implemented enhanced financial disclosure concerning risk exposures and valuation methods, and in doing so improved financial governance during the market turmoil in 2008. In addition, the Canadian Institute of Chartered Accountants presented the Bank, for the second consecutive year, with the 2008 Award of Excellence for Corporate Reporting in Financial Services, giving us the highest average ranking among our Canadian financial industry competitors for financial reporting and corporate governance disclosure. Ms. Fukakusa championed a successful cost management program, exceeding 2008 targets. During 2008, Ms. Fukakusa assumed interim oversight of the Global Technology and Operations group and is currently leading a comprehensive review of this area.

B.G. Stymiest, Chief Operating Officer: Under Ms. Stymiest’s leadership, Global Functions continued to provide leadership related to the management of critical enterprise assets, including our people, corporate reputation, capital base, and enterprise strategy. The Bank’s risk management group successfully collaborated with the business segments to balance growth against our risk profile. The Bank’s treasury management team has successfully accessed funding from sources around the world in an environment where other financial institutions have found this to be challenging. BrandZ Top 100 Most Powerful Brands made RBC the first Canadian company to be named to its global list and the Bank was recognized as one of Canada’s Top 100 Employers by Mediacorp.

W.J. Westlake, Group Head, International Banking and Insurance: For the first half of the year, Mr. Westlake served as Group Head, Canadian Banking and as outlined on page 28 of this Circular, the business achieved solid performance. In mid 2008, he assumed the role of Group Head of the International Banking and Insurance business segments. Mr. Westlake’s focus has been on strengthening our U.S. banking operations and under his leadership the acquisition of RBTT was completed, with the integration of our Caribbean banking businesses well underway.

C.M. Winograd, Group Head, Capital Markets: Financial performance for 2008 was significantly impacted by writedowns resulting from the challenging market environment. However, many Capital Markets businesses including certain fixed income and foreign exchange trading businesses, U.S. cash equities and lending and loan syndication businesses continued to perform well. Notwithstanding the writedowns, under Mr. Winograd’s leadership, Capital Markets’ diversified platform and strong risk management generated solid earnings and ROE of 20.5% in 2008.

Analysis of the 2008 compensation decisions

The following section summarizes the compensation decisions recommended by the Committee and approved by the board for the NEOs with respect to fiscal 2008, together with a description of the factors considered by the Committee and the board in reaching those decisions.

2008 Base salary

In December 2007, the Committee reviewed the base salaries of the NEOs. The Committee recommended and the board determined that Mr. Nixon’s base salary was appropriately positioned and that no adjustment was required for 2008. In recognition of Ms. Fukakusa’s increased responsibilities, the Committee adjusted her salary effective January 1, 2008, from $500,000 to $550,000. The Committee determined that the salaries of the other NEOs were appropriately positioned and that no adjustments were required for 2008.

2008 Performance based incentives

Annual Variable Short-Term Incentive

For the 2008 annual variable short-term incentive, the Bank’s target Net Income After-Tax (NIAT) performance range objectives were established in October 2007 based on our economic and business outlooks at that time. These NIAT growth objectives were aligned with our financial objectives.

Our progress towards achieving certain objectives was impeded by market and accounting volatility and uncertainty — reflected in writedowns, higher provisions for credit losses and spread compression. While some of our businesses were affected more significantly than others by market and economic conditions, other business segments performed well. As a result, our overall performance positioned us well relative to many North American financial institutions. Our ROE of 18% for 2008 was in the top third of the Peer Group and our NIAT in 2008 of more than $4.5 billion was the highest among our Canadian Peer Group. The board considered these results notable in the context of the challenging market environment and as a result, used its discretion in establishing the overall Bank component of the annual variable short-term incentive to reflect both solid performance in a difficult environment and strong performance relative to our peers. Notwithstanding that, on a year-over-year basis, the 2008 annual variable short-term incentive for NEOs decreased meaningfully when compared with 2007 levels.

Royal Bank of Canada	31

For fiscal 2008, the annual variable short-term incentive target for the President and Chief Executive Officer remained at 150% of base salary. For the other NEOs (other than Group Head, Capital Markets) annual incentive targets continued to range between 100 to 125% of base salary.

The board reviewed Mr. Nixon’s performance which includes the Bank’s overall financial results and his personal leadership relative to risk management, strategic and operational priorities. The board assessed Mr. Nixon as having strong overall performance, particularly in the context of the challenging environment and relative Peer Group performance. The board applied the incentive program design to determine the incentive award, however, in making its final determination, the board exercised its discretion and adjusted the award downward, resulting in an actual payout of $2,400,000.

The Committee assessed the performance of the other NEOs based on individual, business segment (where applicable) and overall Bank performance and applied the incentive program design to determine the incentive awards. However, in making its final determination, the board exercised its discretion and adjusted the awards downward resulting in the following payouts: Ms. Fukakusa received a 2008 annual short-term incentive payout of $800,000; Ms. Stymiest received a 2008 annual short-term incentive payout of $800,000; and Mr. Westlake received a 2008 annual short-term incentive payout of $1,000,000. Mr. Winograd received a 2008 annual short-term incentive payout of $5,000,000.

Equity based mid-term and long-term incentives

In December 2008, the Committee reviewed target equity based mid-term and long-term incentives. In making its final determination for equity based awards, on the recommendation of the Committee the board exercised its discretion to adjust the value of the equity based incentive awards downward and awarded total equity-based incentives for fiscal 2008 in the amount of $4,950,000 for Mr. Nixon, and $1,980,000 for each of Ms. Stymiest and Mr. Westlake. In recognition of Ms. Fukakusa’s increased responsibilities, she was awarded total equity-based incentives in the amount of $1,530,000 for fiscal 2008.

The Committee split the total dollar value of the equity based incentive award for each NEO, granting approximately 55% of the award in the form of mid-term incentives (performance deferred share units) and approximately 45% in long-term incentives (stock options). This is intended to focus the NEOs on the execution of both mid-term and long-term business objectives that lead to long-term shareholder value creation. The board approved the grant of awards under the Performance Deferred Share Unit Program and the Stock Option Program. The date of grant was December 15, 2008.

Stress testing of equity based incentives

The Committee reviewed various scenarios of future Bank performance and how these potential outcomes would impact the equity based awards. The Committee considered the range of possible values over three and five years of exceptional performance versus three and five years of poor performance. The Committee concluded that the awards granted would appropriately link pay-to-performance taking into consideration the range of potential payouts that could result at the time of vesting.

Pension and Benefit Programs

In fiscal 2008, no changes were made to pension and benefit programs for the Named Executive Officers.

Summary

The Committee is satisfied that the Bank’s executive compensation programs, policies, and the levels of total compensation are reflective of competitive market practices, align with both shareholder interests and the Bank’s pay-for-performance philosophy, and support the Bank in attracting and retaining key executive talent. The Committee fully understands the short-term, mid-term and long-term implications of its compensation decisions.

This Compensation Discussion and Analysis and Report on Executive Compensation is presented by the Committee, composed of:

J.T. Ferguson, F.C.A. (Chair)

D.T. Elix

B.C. Louie, F.C.A.

D.P. O’Brien

K.P. Taylor

V.L. Young

32	Royal Bank of Canada

Total Shareholder Return performance graph

The following graph shows the cumulative Total Shareholder Return for Royal Bank of Canada’s Common Shares (assuming dividends are reinvested) compared to the S&P/TSX Composite Banks Index and the S&P/TSX Composite Index over a five-year period ended October 31, 2008. The graph and the table show what a $100 investment made at the end of fiscal 2003 in Royal Bank of Canada’s Common Shares and in each of the indices would be worth each year. The annualized Total Shareholder Returns are also provided.

Royal Bank of Canada	33

Additional voluntary compensation disclosure

Pay-for-performance

The Bank is committed to providing transparent disclosure and has developed a standard cost of management ratio in conjunction with other major Canadian financial institutions. The following graphs demonstrate the link between Bank performance and compensation of the Named Executive Officers (NEOs), showing aggregate compensation in 2006, 2007 and 2008 for NEOs as a percentage of the Bank’s Net Income After-Tax and the Bank’s total Market Capitalization.

The following tables show the total direct compensation, pension and other annual compensation over the past three years (2008, 2007, and 2006) for the President and Chief Executive Officer and the other NEOs.

G.M. Nixon President and Chief Executive Officer	Year
	2008 ($)	2007 ($)	2006 ($)
Annualized base salary	1,400,000	1,400,000	1,400,000
Performance-based compensation
Annual short-term incentive	2,400,000	4,000,000	5,000,000
Performance deferred share units(1)	2,750,000	2,750,000	2,750,000
Stock options(2)	2,200,000	2,750,000	2,750,000
Total performance-based compensation	7,350,000	9,500,000	10,500,000
Total direct compensation	8,750,000	10,900,000	11,900,000
Perquisites	-	-	135,037
Employee Savings & Share Ownership Plan	43,496	41,893	41,885
Annual pension service cost(3)	770,000	782,000	766,000
Total	9,563,496	11,723,893	12,842,922

Pay-for-performance linkage	2008*	2007	2006
Market capitalization	$62.8 billion	$71.5 billion	$63.8 billion
Return on equity	18%	24.6%	23.5%
Total Shareholder Return – 3-year Compound Annual Growth Rate	8%	25%	20%
Diluted earnings per share	$3.38	$4.19	$3.59

* Information can be found on the Financial Highlights page and page 33 of the 2008 Annual Report.

   Note: All footnote references can be found on page 34 of this Circular.

34	Royal Bank of Canada

J.R. Fukakusa Chief Financial Officer	Year
	2008 ($)	2007 ($)	2006 ($)
Annualized base salary	550,000	500,000	400,000
Performance-based compensation
Annual short-term incentive	800,000	1,150,000	1,100,000
Performance deferred share units(1)	850,000	700,000	500,000
Stock options(2)	680,000	700,000	500,000
Total performance-based compensation	2,330,000	2,550,000	2,100,000
Total direct compensation	2,880,000	3,050,000	2,500,000
Perquisites	-	55,771	54,200
Employee Savings & Share Ownership Plan	16,800	14,386	11,967
Annual pension service cost(3)	233,000	213,000	160,000
Total	3,129,800	3,333,157	2,726,167

W.J. Westlake Group Head, International Banking and Insurance	Year
	2008 ($)	2007 ($)	2006 ($)
Annualized base salary	700,000	700,000	600,000
Performance-based compensation
Annual short-term incentive	1,000,000	1,550,000	1,725,000
Performance deferred share units(1)	1,100,000	1,100,000	1,100,000
Stock options(2)	880,000	1,100,000	1,100,000
Total performance-based compensation	2,980,000	3,750,000	3,925,000
Total direct compensation	3,680,000	4,450,000	4,525,000
Perquisites	61,887	58,750	61,715
Employee Savings & Share Ownership Plan	21,748	20,371	17,951
Annual pension service cost(3)	249,000	252,000	212,000
Total	4,012,635	4,781,121	4,816,666

B.G. Stymiest Chief Operating Officer	Year
	2008 ($)	2007 ($)	2006 ($)
Annualized base salary	700,000	700,000	700,000
Performance-based compensation
Annual short-term incentive	800,000	1,300,000	1,650,000
Performance deferred share units(1)	1,100,000	1,100,000	1,100,000
Stock options(2)	880,000	1,100,000	1,100,000
Total performance-based compensation	2,780,000	3,500,000	3,850,000
Total direct compensation	3,480,000	4,200,000	4,550,000
Perquisites	-	53,247	58,309
Employee Savings & Share Ownership Plan	21,748	20,946	20,942
Annual pension service cost(3)	238,000	245,000	239,000
Total	3,739,748	4,519,193	4,868,251

C.M. Winograd Group Head, Capital Markets	Year
	2008 ($)	2007 ($)	2006 ($)
Annualized base salary	400,000	400,000	400,000
Performance-based compensation
Annual short-term incentive	5,000,000	3,750,000	5,000,000
Performance deferred share units	-	1,875,000	2,500,000
Stock options	-	1,875,000	2,500,000
Total performance-based compensation	5,000,000	7,500,000	10,000,000
Total direct compensation	5,400,000	7,900,000	10,400,000
Employee Savings & Share Ownership Plan	-	4,500	4,500
Annual pension service cost(3)	7,000	26,000	24,000
Total	5,407,000	7,930,500	10,428,500

Notes to Total Annual Compensation Tables

(1)	This item represents the portion of total direct compensation that was granted under the Performance Deferred Share Unit Program. For the award made in December 2008, this represents 77,771 Performance Deferred Share Units for Mr. G.M. Nixon, 24,038 Performance Deferred Share Units for Ms. J.R. Fukakusa, 31,109 Performance Deferred Share Units for each of Ms. B.G. Stymiest and Mr. W.J. Westlake, all at a grant price of $35.36.
(2)	This item represents the portion of total direct compensation that was granted as stock option awards. For compensation purposes, the award made in December 2008 is valued using a Black-Scholes value of 20% of the option exercise price (the corresponding value for both 2007 and 2006 was 21%). For awards made in December 2008, options were granted at an exercise price of $35.368. The December 2008 award for Mr. G.M. Nixon was 311,016 options, for Ms. J.R. Fukakusa was 96,136 options, for Ms. B.G. Stymiest was 124,408 options, and for Mr. W.J. Westlake was 124,408 options.
(3)	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year. The annual pension service cost increases with age and is impacted by changes in interest rates.

Royal Bank of Canada	35

Officers’ remuneration

Information in this section is as of October 31, 2008, unless otherwise noted.

Compensation of Named Executive Officers

The summary compensation table details annual, mid-term and long-term compensation during the three fiscal years ended October 31, 2008 for the President and Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated senior Bank officers, measured by base salary and annual variable short-term incentive bonuses earned during fiscal 2008 (Named Executive Officers).

The summary compensation table is laid out as prescribed by the Canadian Securities Administrators. This disclosure differs from the three-year compensation tables shown on pages 33 and 34 of this Circular as those tables include the incentives awarded during the calendar year.

Name and principal position		Annual compensation			Long-term compensation awards(f)
	Year	Salary ($)	Bonus ($)(a)	Other annual compensation ($)(c)	Securities under options granted (# of shares)	Shares or units subject to resale restrictions ($)	All other compensation ($)(e)
G.M. Nixon President and Chief Executive Officer	2008	1,400,000	2,400,000	-	247,344	2,750,000 Note (d)	674,359

	2007	1,400,000	4,000,000	-	238,140	2,750,000 Note (d)	617,229

	2006	1,400,000	5,000,000	135,037	239,704	2,750,000 Note (d)	511,075
J.R. Fukakusa Chief Financial Officer	2008	541,666	17,620 share units based on $800,000 Note (b)	-	62,960	700,000 Note (d)	274,281

	2007	483,333	21,415 share units based on $1,150,000	55,771	43,300	500,000 Note (d)	204,065

	2006	400,000	550,000 and 11,066 share units based on $550,000	54,200	39,224	450,000 Note (d)	149,362
B.G. Stymiest Chief Operating Officer	2008	700,000	400,000 and 8,810 share units based on $400,000 Note (b)	-	98,940	1,100,000 Note (d)	249,629

	2007	700,000	650,000 and 12,104 share units based on $650,000	53,247	95,256	1,100,000 Note (d)	268,524

	2006	700,000	825,000 and 16,600 share units based on $825,000	58,309	95,880	1,100,000 Note (d)	225,907

36	Royal Bank of Canada

Name and principal position		Annual compensation			Long-term compensation awards(f)
	Year	Salary ($)	Bonus ($)(a)	Other annual compensation ($)(c)	Securities under options granted (# of shares)	Shares or units subject to resale restrictions ($)	All other compensation ($)(e)
W.J. Westlake Group Head, International Banking and Insurance	2008	700,000	1,000,000	61,887	98,940	1,100,000 Note (d)	238,454

	2007	683,333	1,550,000	58,750	95,256	1,100,000 Note (d)	222,404

	2006	600,000	1,725,000	61,715	87,168	1,000,000 Note (d)	180,276
C.M. Winograd Group Head, Capital Markets	2008	400,000	5,000,000	-	168,644	1,875,000 Note (d)	1,872,649

	2007	400,000	3,750,000	-	216,492	2,500,000 Note (d)	1,582,724

	2006	400,000	5,000,000	-	122,032	1,400,000 Note (d)	1,191,600

(a)	Total annual variable short-term incentive award for each Named Executive Officer consists of cash and/or deferred share unit (DSU) amounts shown under the “Bonus” column.
(b)	Voluntary DSUs elected to be received as payment for fiscal 2008 annual variable short-term incentive are based on the average closing price of Common Shares over the five trading days prior to October 31, 2008, which was $45.40. Additional DSUs are credited to reflect dividends paid on Common Shares. Aggregate holdings of DSUs as of October 31, 2008 and their value, based on an October 31, 2008 Common Share price of $46.84, are as follows:

Name	Aggregate holdings of voluntary DSUs (#) at October 31, 2008	Value of voluntary DSUs ($) at October 31, 2008
G.M. Nixon	141,149	6,611,419
J.R. Fukakusa	102,397	4,796,275
B.G. Stymiest	30,175	1,413,397
W.J. Westlake	40,004	1,873,787
C.M. Winograd	834,772	39,100,720

(c)	The amounts in this column represent perquisites and other taxable benefits. The amount for Mr. W.J. Westlake includes the cost for a leased automobile of $28,384 and a flexible perquisite allowance of $25,000.
(d)	Amounts shown for fiscal 2008 for Mr. G.M. Nixon, Ms. J.R. Fukakusa, Ms. B.G. Stymiest, Mr. W.J. Westlake and Mr. C.M. Winograd represent awards made on December 10, 2007 under the Bank’s Performance Deferred Share Unit Program (PDSP). Awards under this program are granted based on the average closing price of Common Shares on the Toronto Stock Exchange on the five consecutive trading days ending immediately prior to the grant date. For 2006 the grant price was $44.13, for 2007 the grant price was $54.43, and for 2008 the grant price was $52.84. Dividend equivalents accrued during the year are credited in the form of additional units under the PDSP. Aggregate holdings of performance deferred share units granted under this program as of October 31, 2008 and their value, based on a Common Share price of $46.84, are as follows:

Name	Aggregate holdings of performance deferred share units (#) at October 31, 2008	Value of performance deferred share units ($) at October 31, 2008
G.M. Nixon	175,905	8,239,390
J.R. Fukakusa	34,641	1,622,584
B.G. Stymiest	70,360	3,295,662
W.J. Westlake	67,875	3,179,265
C.M. Winograd	120,365	5,637,897

(e)	The amounts in this column represent the Bank’s contribution under the employee savings and share ownership plans. These officers participate in these plans on the same basis as all other employees. Employees can contribute up to 10% of their salary towards the purchase of Common Shares, with the Bank matching 50% of eligible contributions up to a maximum of 3% of the employee’s salary. The amounts in this column also include the amount of dividends accrued during the year and credited in the form of additional units under the Deferred Share Unit Program, the PDSP and the RBC Share Unit Program.

Royal Bank of Canada	37

(f)	Amounts shown in the following table for fiscal 2006, 2007 and 2008 for Mr. G.M. Nixon, Ms. J.R. Fukakusa, Ms. B.G. Stymiest, Mr. W.J. Westlake and Mr. C.M. Winograd represent payouts as a result of awards made on January 17, 2003, December 12, 2003 and December 7, 2004 under the PDSP. Dividend equivalents accrued during the vesting period were credited in the form of additional units. Awards vested three years from the grant date, on January 17, 2006, December 12, 2006 and December 7, 2007. The awards that vested on January 17, 2006 and December 12, 2006 were paid out in Common Shares to each executive, based on a share price of $45.65 and $54.43 respectively. The award that vested on December 7, 2007 was paid out in cash to each executive, based on a share price of $52.99. At time of vesting, the performance component of both the December 12, 2003 and December 7, 2004 awards was increased by 50% to reflect the Bank’s top quartile TSR relative to the Peer Group.

Name	Fiscal 2008 payout for December 7, 2004 award ($)	Fiscal 2007 payout for December 12, 2003 award ($)	Fiscal 2006 payout for January 17, 2003 award ($)
G.M. Nixon	5,160,094	6,469,783	5,116,514
J.R. Fukakusa	1,003,287	682,093	647,180
B.G. Stymiest	2,293,310	-	-
W.J. Westlake	2,236,021	2,293,755	929,821
C.M. Winograd	3,783,991	2,117,447	-

In fiscal 2007, Ms. J.R. Fukakusa received a payout of $586,458 (based on 10,616 shares) as a result of an award under the RBC Share Unit Program made on January 7, 2004. These shares vested on January 7, 2007 with a value equal to the market value of Common Shares on the vesting date of $55.24 and were paid out in Common Shares.

Ms. B.G. Stymiest received payouts of $1,820,755 in fiscal 2006 (based on 44,095 share units), $2,459,831 in fiscal 2007 (based on 45,396 share units) and $2,549,662 in fiscal 2008 (based on 46,931 share units), as a result of an award under the RBC Share Unit Program made on November 1, 2004 to compensate for forfeited long-term incentive awards from her prior employer. Dividend equivalents accrued during the vesting period were credited in the form of additional units. The award vested proportionally over a three year period on November 1, 2005, November 1, 2006 and November 1, 2007 with a value equal to the market value of Common Shares on these vesting dates of $41.29, $54.19, and $54.33, respectively.

In fiscal 2006, Mr. C.M. Winograd received a final payout of the deferral component of the RBC Capital Markets incentive program in the amount of $725,881. Under this program 30% of Mr. Winograd’s combined salary and incentive was deferred into share units. Additional share units were credited to reflect dividends paid on Common Shares of the Bank. The amount deferred became payable at the rate of one-third per year and was paid in cash at the then-prevailing Common Share price. Since December 2003, Mr. Winograd has participated in the Bank’s Mid-Term and Long-Term Incentive Programs and he has not participated in the deferral component of the RBC Capital Markets incentive program.

Performance Deferred Share Units

The following table shows share units awarded under the Performance Deferred Share Unit Program to each Named Executive Officer during the year ended October 31, 2008. The share units were awarded on December 10, 2007, at a price of $52.84. Details of the program can be found on page 25 of this Circular.

Mid-term awards granted in the most recently completed fiscal year

Name	Securities, units or other rights (#)	Performance or other period until maturation or payout	Estimated future payouts under non-securities-price based plans
			Threshold(1) ($)	Target(1) ($)	Maximum(1) ($)
G.M. Nixon	52,046	December 10, 2010	0	2,437,835	3,656,752
J.R. Fukakusa	13,248	December 10, 2010	0	620,536	930,804
B.G. Stymiest	20,818	December 10, 2010	0	975,115	1,462,673
W.J. Westlake	20,818	December 10, 2010	0	975,115	1,462,673
C.M. Winograd	35,486	December 10, 2010	0	1,662,164	2,493,246

(1)	Estimated future payouts are calculated based on the value of Common Shares on October 31, 2008, which was $46.84. Actual payouts will be based on the Common Share value at the vesting date and may therefore differ from amounts shown in this table. At date of vesting, the award can remain the same, increase up to 50% or decrease to zero, based on the Bank’s TSR performance relative to the Peer Group, as described on page 25 of this Circular.

38	Royal Bank of Canada

Stock Option Plan

The following table shows stock option grants made to each Named Executive Officer under the Bank’s Stock Option Plan during the year ended October 31, 2008. The stock options were awarded on December 10, 2007, at a price of $52.94.

Long-term awards granted in the most recently completed fiscal year

Name	Securities under options granted (#)	% of total options granted to employees in fiscal 2008	Exercise or base price ($ per Common Share)	Market value(1) of securities underlying options on the date of grant ($ per Common Share)	Expiration date
G.M. Nixon	247,344	12.24	52.94	52.94	Dec. 10, 2017
J.R. Fukakusa	62,960	3.12	52.94	52.94	Dec. 10, 2017
B.G. Stymiest	98,940	4.89	52.94	52.94	Dec. 10, 2017
W.J. Westlake	98,940	4.89	52.94	52.94	Dec. 10, 2017
C.M. Winograd	168,644	8.34	52.94	52.94	Dec. 10, 2017

(1)	For compensation purposes, the awards made in December 2007 are valued using a Black-Scholes value of 21% of the option exercise price. The compensation value of the stock option award for Mr. G.M. Nixon was $2,750,000, for Ms. J.R. Fukakusa $700,000, for Ms. B.G. Stymiest $1,100,000, for Mr. W.J. Westlake $1,100,000, and for Mr. C.M. Winograd $1,875,000.

The President and Chief Executive Officer, the Chief Financial Officer, Group Executive members and certain senior executives may elect to participate in the automatic exercise of stock options program. Under this program, outstanding vested stock options are exercised automatically, beginning at or after the 7th year following the grant date, and in quarterly installments on the 10th business day following the release of the Bank’s quarterly financial results. This election is irrevocable.

The following table shows for each Named Executive Officer:

•	the number of Common Shares acquired through the exercise of stock options during the fiscal year ended October 31, 2008;
•	the aggregate value realized upon exercise of options, if any (i.e. the difference between the fair market value of the Common Shares on the exercise date and the exercise price of the option);
•	the number of Common Shares covered by unexercised options under the Stock Option Plan of the Bank as of October 31, 2008; and
•

the value of unexercised in-the-money options at fiscal year-end (i.e. the difference between the exercise price of the options and the fair market value of the Common Shares on October 31, 2008, which was $46.84 per share).

Aggregated option exercises during the most recently completed fiscal year and fiscal year-end option values

	Securities acquired	Aggregate value	Unexercised options at October 31, 2008 (#)		Value of unexercised in-the-money options at October 31, 2008 ($)
Name	at exercise (#)	realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
G.M. Nixon	Nil	Nil	1,019,095	606,989	14,109,129	1,251,785
J.R. Fukakusa	Nil	Nil	291,755	126,945	5,200,104	233,382
B.G. Stymiest	Nil	Nil	153,342	245,518	1,365,399	541,905
W.J. Westlake	Nil	Nil	568,546	240,482	9,693,993	519,783
C.M. Winograd	Nil	Nil	348,859	436,901	3,742,334	845,021

Pension plan benefits

The pension arrangements available to Mr. G.M. Nixon, Ms. J.R. Fukakusa, Ms. B.G. Stymiest and Mr. W.J. Westlake consist of three components:

i)	a registered defined benefit pension plan to which the Bank makes contributions up to the allowable limit as provided under the Income Tax Act;
ii)	a funded defined benefit supplemental arrangement that provides pension benefits calculated on the first $175,000 of average pensionable earnings net of the registered portion; and
iii)	an unfunded supplemental arrangement that provides retirement income as described in this section.

Royal Bank of Canada	39

The first two components are available to Canadian employees of the Bank generally. Since January 2002, the Bank has funded the liability for active and retired pension plan members through a Retirement Compensation Arrangement in combination with the Bank’s registered pension plans, up to the first $120,000 of annual total pension. Certain senior executives, including the Named Executive Officers (other than the Group Head, Capital Markets), have pension arrangements that will provide them with lifetime annual retirement income of up to 65% of their average pensionable earnings. This income includes benefits from the Bank’s pension plan as well as the Canada and Quebec Pension Plans.

Pensions are based on credited years of service and average annual pensionable earnings. These earnings are defined as base salary and annual variable short-term incentive award during the best 60 consecutive months in the final 10 years of employment. Pensionable earnings are capped and cannot exceed 160% of the final base salary for Mr. Nixon; 150% of final base salary for Ms. Stymiest and Mr. Westlake; and 145% of final base salary for Ms. Fukakusa. Normally, these pension arrangements accrue from age 40 on the basis of a specified rate per year, on the following basis: for age 40 – 44, 2% per year; age 45 – 59, 3% per year; and age 60 – 64, 2% per year, to a maximum of 65% of average pensionable earnings. Mr. Nixon’s pension arrangement provides for accrual rates as follows: for age 40 – 44, 4.4% per year; age 45 – 49, 4.5% per year; and age 50 and above, 4.1% per year, to a maximum of 65% of average pensionable earnings.

The normal retirement age under these arrangements is 65 years and early retirement benefits are available from age 55. However, the pension payable is reduced unless the individual has 35 years of pension plan membership or the individual is over age 60 and has a minimum 25 years of membership. Early retirement benefits are available to Mr. Nixon, subject to the approval of the Board of Directors.

Mr. C.M. Winograd is a member of the Pension Plan for Directors of RBC Dominion Securities Inc. with the same terms and conditions applicable to all directors of RBC Dominion Securities Inc. This Plan provides pension benefits up to the maximum pension allowed under a registered pension plan under the Income Tax Act. Mr. Winograd’s estimated annual pension payable upon retirement at normal retirement age is $70,000.

The pension plan table below indicates pension levels at various years of credited service and levels of pensionable earnings.

Pension plan table

Pensionable earnings ($)	Years of credited service at normal retirement age of 65
	10	15	20	25
500,000	125,000	200,000	275,000	325,000
750,000	187,500	300,000	412,500	487,500
1,000,000	250,000	400,000	550,000	650,000
1,250,000	312,500	500,000	687,500	812,500
1,500,000	375,000	600,000	825,000	975,000
1,750,000	437,500	700,000	962,500	1,137,500
2,000,000	500,000	800,000	1,100,000	1,300,000
2,250,000	562,500	900,000	1,237,500	1,462,500
2,500,000	625,000	1,000,000	1,375,000	1,625,000
2,750,000	687,500	1,100,000	1,512,500	1,787,500

40	Royal Bank of Canada

The following table shows the estimated annual pension benefits, accrued pension obligations, and compensatory and non compensatory changes under the Bank’s pension arrangements.

Pension plan disclosure(1), (2)

	Number of years of credited service at end of the fiscal year (#)	Annual benefits payable ($)		Accrued obligation at start of year	Compensatory change(4) ($)	Non compensatory change(5) ($)	Accrued obligation at year end ($)
Name		At year end(3)	At age 65
G.M. Nixon	11.8	1,158,000	1,456,000	8,526,000	770,000	(1,392,000)	7,904,000
J.R. Fukakusa	14.0	293,000	518,000	3,027,000	233,000	(145,000)	3,115,000
B.G. Stymiest	4.0	109,000	455,000	760,000	238,000	(160,000)	838,000
W.J. Westlake	13.8	374,000	670,000	3,375,000	249,000	(538,000)	3,086,000
C.M. Winograd	30.9	60,000	70,000	813,000	7,000	(64,000)	756,000

(1)	The unfunded supplemental pension benefits arrangements do not vest until the Named Executive Officer reaches age 55, or earlier for Mr. G.M. Nixon with board approval.
(2)	Amounts shown include pension benefits under the Bank’s registered pension plan and supplemental pension benefits arrangements.
(3)	Amounts shown are the benefits accrued under the arrangements to the end of the fiscal year. The benefits are not fully vested as at the fiscal year end.
(4)	Compensatory changes are the values of the projected pension earned for the period November 1, 2007 to October 31, 2008. Amounts shown are consistent with our disclosures in Note 20 of the 2008 Consolidated Financial Statements.
(5)	Non compensatory changes include interest on beginning of year obligations, experience gains and losses and changes in actuarial assumptions.

Securities authorized for issuance under equity compensation plans

The following table shows, as of October 31, 2008, compensation plans under which equity securities of the Bank are authorized for issuance from treasury. The information has been aggregated by equity compensation plans providing for the issuance of Common Shares previously approved by shareholders. The Bank has no equity compensation plans providing for the issuance of Common Shares that have not been previously approved by shareholders. The numbers shown under “Equity compensation plans approved by security holders” relate to the Bank’s Stock Option Plan. Details of the Stock Option Plan can be found on page 25 of this Circular.

Plan category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	21,772,918	31.655	19,925,174
Equity compensation plans not approved by security holders	–	–	–
Total	21,772,918	31.655	19,925,174

Royal Bank of Canada	41

Employment contracts, change-in-control provisions, incentive compensation forfeiture provisions and termination of employment

Employment contracts

The Bank does not have employment contracts with any of the Named Executive Officers. However, the Bank has standard compensation policies that govern potential termination or change-in-control situations.

Change-in-control provisions

The Bank has in place a change-in-control policy which covers, in the absence of other contractual arrangements, the Named Executive Officers and certain other senior executives. The policy is designed to ensure continuity of management in the event of a major shareholder transaction involving the Bank. A major shareholder transaction is defined as:

•	an entity or individual acquiring 20% or more of the voting shares of the Bank;
•	a change in the majority (over 50%) of the directors of the Bank;
•

a merger or consolidation with another entity which would result in the voting shares of the Bank representing less than 60% of the combined voting power of the Bank (or subsequent entity) following the merger or consolidation; or

•	a sale or disposition of 50% or more of the net book value of the assets of the Bank.

A termination without cause, initiated by the Bank, occurring within 24 months of a major shareholder transaction will trigger change-in-control provisions for a covered executive. The change-in-control provisions that apply to our equity based programs are double-trigger (versus single-trigger), in that accelerated vesting of outstanding equity awards occurs only if the participant is terminated without cause within 24 months of the change-in-control.

Incentive compensation forfeiture provisions

The Bank’s performance based incentive programs include provisions that would negate the benefit of certain awards to any Named Executive Officer, member of Group Executive, or other participant whose employment is terminated for cause. In the event of termination for cause, the terminated participant would forfeit all previously awarded and outstanding units under the Performance Deferred Share Unit Program and the RBC Share Unit Program, as well as all unvested options under the Stock Option Plan. In addition, as of the termination date, the participant would be ineligible for any payment under our Annual Variable Short-Term Incentive Program.

42	Royal Bank of Canada

Termination provisions

Upon termination of employment, the Named Executive Officers may be eligible for certain benefits and payments, which are provided on the same basis as those provided to qualifying Canadian employees. The following table summarizes the termination provisions available under each of the Bank’s compensation programs, including equity plans.

Plan	Death	Retirement	Termination with cause/resignation	Termination without cause	Termination without cause following a change-in-control
Salary	No longer eligible effective date of death	No longer eligible effective date of retirement	No longer eligible effective termination/ resignation date	Eligible for severance(1)	Eligible for severance or lump sum severance payment(1)
Annual short-term incentive	Receive pro-rated payment based on proportion of fiscal year completed as of the date of death	Receive pro-rated payment based on proportion of fiscal year completed as of the date of retirement	No longer eligible effective termination/ resignation date	Eligible for severance(1)	Eligible for severance or lump sum severance payment(1)
Deferred share units	Redeemable by beneficiary/estate within 60 days from date of death	Redeemable on or before December 15th of the first calendar year following retirement	Redeemable within 60 days from the termination date	Redeemable within 60 days of end of severance period	Redeemable within 60 days of end of severance period
Performance deferred share units and RBC share units	All share units vest immediately as at date of death	Continue to vest	All share units will be forfeited	Receive pro-rated payment based on proportion of vesting period completed at end of severance period	Vest immediately upon termination for all participants
Stock options	Vests immediately. Beneficiary or estate has 24 months from date of death to exercise vested options	Continue to vest. Must be exercised within 60 months of retirement date or 10 years from grant date, whichever is earlier	All unvested options are forfeited effective termination date. Vested options must be exercised within 90 days of termination date	Continue to vest to end of the severance period. After which, all unvested options are forfeited. Vested options must be exercised within 90 days of the end of severance period	Vest immediately upon termination for all participants and must be exercised within 90 days of termination
Benefits	No longer eligible effective date of death	Eligible for retiree benefits on the same basis as other Bank employees	No longer eligible effective termination/ resignation date	Benefits continue through severance period	Benefits continue through severance period
Perquisites	No longer eligible effective date of death	No longer eligible effective date of retirement	No longer eligible effective termination/ resignation date	Perquisites continue through severance period	Perquisites continue through severance period

(1)	The severance period formula is based on years of service, age, salary, and the average of the annual short-term incentive awards over the previous three years. For Named Executive Officers, the payment would amount to two years of both salary and average annual short-term incentive awards.

Indebtedness of directors and executive officers

In the course of the Bank’s business, loans are granted to directors, executive officers and other employees on terms normally accorded to other clients of comparable creditworthiness. Except for routine indebtedness,(1) there is no outstanding indebtedness to the Bank or its subsidiaries of current and former executive officers, directors or employees.

(1)	Routine indebtedness includes: (i) loans made on terms no more favourable than loans to employees generally, but not exceeding $50,000 to any director or executive officer; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans, other than to full-time employees, on substantially the same terms available to other customers with comparable credit ratings and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, with usual commercial repayment arrangements.

Royal Bank of Canada	43

Additional items

Corporate governance

Under rules adopted by Canadian securities regulatory authorities, the Bank is required to disclose information relating to its corporate governance. The Bank’s disclosure is set out in Schedule ‘A’ to this Circular. Additional information relating to corporate governance at the Bank may be found on its governance website at www.rbc.com/governance.

Directors’ and officers’ liability insurance

The Bank has purchased, at its expense, an integrated insurance program that includes directors’ and officers’ liability insurance. This insurance provides protection for directors and officers against liability incurred by them in their capacities as directors and officers of the Bank and its subsidiaries. The directors’ and officers’ liability insurance has a dedicated policy limit of $300,000,000 for each claim and as an aggregate for the 12 months ending June 1, 2009. There is no deductible for this coverage. The insurance applies in circumstances where the Bank may not indemnify its directors and officers for their acts or omissions. Premiums paid by the Bank relating to directors’ and officers’ liability insurance are approximately $1.1 million per annum.

Available documentation

The Bank is a reporting issuer under the securities acts of all of the provinces of Canada and is therefore required to file financial statements and information circulars with the various securities commissions. The Bank also files an annual information form with such securities commissions. Financial information is provided in the Bank’s comparative financial statements and management’s discussion and analysis. Copies of these documents and additional information relating to the Bank may be found on SEDAR at www.sedar.com or obtained on request from the Secretary of the Bank,

200 Bay Street, South Tower, Toronto, Ontario,

Canada M5J 2J5.

Directors’ approval

The Board of Directors of the Bank has approved the content and sending of this Management Proxy Circular.

January 5, 2009

Carol J. McNamara
Vice-President, Associate General Counsel and Secretary

44	Royal Bank of Canada

Schedule ‘A’	Statement of Corporate Governance Practices

The Bank and its Board of Directors are committed to maintaining high standards of governance which comply with all regulatory standards and incorporate best practices appropriate to the organization.

To serve the interests of shareholders and other stakeholders, governance must improve continuously and the Bank’s corporate governance system is subject to ongoing review and assessment. The board proactively adopts governance policies and practices designed to align the interests of the board and management with those of shareholders and to promote the highest standards of ethical behaviour at every level of the organization.

The Bank’s Common Shares are listed on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and the Swiss Exchange (SWX). The board exercises its authority in accordance with our Code of Conduct, our By-laws and the Bank Act, as well as other applicable laws and regulations, including those imposed by the Canadian Securities Administrators (CSA), the TSX, the NYSE and the U.S. Securities and Exchange Commission (SEC). Our practices are consistent with the CSA’s corporate governance guidelines (CSA Guidelines) and its rules relating to audit committees. The Bank is a federal financial institution regulated by the Office of the Superintendent of Financial Institutions (OSFI) and our practices also comply with OSFI’s guideline for effective corporate governance. In addition, although the Bank is not required to comply with most of the corporate governance listing standards of the NYSE (NYSE Rules) applicable to U.S. domestic issuers, we meet or exceed the NYSE Rules in all significant respects except as summarized on our website at www.rbc.com/governance.

Independence of the board

Every member of the Board of Directors, other than Mr. Gordon M. Nixon who is the Bank’s President and Chief Executive Officer, has been affirmatively determined to be independent.

The board believes that independence from management is fundamental to its effectiveness. As a Canadian financial services company listed on the TSX and NYSE, we are subject to various guidelines, requirements and disclosure rules governing independence of the board and its committees.

The board has adopted the Royal Bank of Canada Director Independence Policy which sets out categorical standards of independence to assist it in making determinations as to the independence of directors. These standards incorporate criteria adapted from the “affiliated persons” regulations under the Bank Act and the definitions of “independence” in the CSA Guidelines. A director will be considered independent only if the board has affirmatively determined that the director has no direct or indirect material relationship with the Bank. A material relationship is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. A director who qualifies as independent under our Director Independence Policy is not an “affiliated person” under the Bank Act and is independent within the meaning of the CSA Guidelines. In keeping with the CSA Guidelines, the NYSE Rules and requirements of the SEC, this Policy sets higher standards for members of our Audit Committee. Our Director Independence Policy has been filed with securities regulators at www.sedar.com and is available on our website at www.rbc.com/governance.

Information concerning personal and business relationships between each director and the Bank is used by the board in its analysis and subsequent determination of director independence. Such information is collected through a due diligence process that includes the following sources:

•	directors’ responses to an annual detailed questionnaire;
•	biographical information of directors; and
•	internal records and reports on relationships between directors, entities affiliated with directors and the Bank.

Any relationships between a director and the Bank are tested against the materiality thresholds set out in the Director Independence Policy. The board also takes into account all other facts and circumstances that it deems relevant in determining whether the relationships could be reasonably expected to interfere with the exercise of the director’s independent judgment. In its evaluation and analysis, the board considers the nature and extent of these relationships and their importance not only to the director and to the Bank but also to entities with which the director is affiliated.

The board has analyzed the relationships between each director nominee and the Bank, and on advice from the Corporate Governance and Public Policy Committee, has affirmatively determined that 14 of the 15 persons proposed in the Proxy Circular for election as directors (over 93%) have no direct or indirect material relationship with the Bank and are unaffiliated under the Bank Act and are therefore independent. Mr. Nixon is not independent and is affiliated with the Bank because he is President and Chief Executive Officer.

The board has also determined that every member of our Audit Committee meets the additional Canadian and U.S. independence requirements for membership on public company audit committees.

In addition to adopting the Director Independence Policy, the board has established other important governance policies and practices to enhance board independence:

•	Each board committee and, with the approval of the Chairman of the Board, individual directors may engage external advisors at the Bank’s expense.
•

To facilitate open and candid discussion among the directors, the Chairman of the Board leads sessions attended only by independent directors following regularly scheduled board meetings. During the 2008 fiscal year, there were eight sessions attended only by independent directors.

Note:	Information contained in or otherwise accessible through websites mentioned in this Statement of Corporate Governance Practices does not form a part of this Statement. All references in this Statement to websites are inactive textual references and are for your information only.

Royal Bank of Canada	45

•	Members of the Audit Committee may serve on the audit committees of only three public companies, including the Bank.
•	The board limits the number of common memberships on boards of public companies on which directors may serve.

Common board memberships

The board’s policies provide that no more than two board members may sit on the same public company board.(1) The biographies starting on page 6 of the Proxy Circular identify the other public companies of which each nominee is a director. Common memberships on boards of public companies among our directors are set out below. The board has determined that these common board memberships do not impair the ability of these directors to exercise independent judgment as members of our Board of Directors.

Company	Director
Maple Leaf Foods Inc.	W. Geoffrey Beattie
Michael H. McCain
TransCanada Corporation TransCanada Pipelines Limited	Paule Gauthier
David P. O’Brien

Independent Chairman of the Board

An independent director, Mr. David P. O’Brien, is the Chairman of the Board of Directors.

The Chairman of the Board is responsible for the management, development and effective functioning of the Board of Directors and provides leadership in every aspect of its work. He also serves as Chair of the Corporate Governance and Public Policy Committee. He has unrestricted access to management, as well as the authority to retain, at the Bank’s expense, independent legal counsel or other advisors and to approve the fees and terms of their retention. In carrying out his duties, the Chairman of the Board:

•	Chairs meetings of shareholders and of the Board of Directors and sessions of independent directors.
•	Serves as a liaison among the directors and between the board and senior management, providing feedback to the President and Chief Executive Officer.
•	Acts as a key advisor to the President and Chief Executive Officer on major issues.
•	Participates in the orientation and mentoring of new directors and the continuing development of current directors.
•	Oversees the process for regular director peer review and supplements the formal review process by meeting with each director individually.
•	Participates as a member of the Human Resources Committee in overseeing succession plans for key management roles.

The board annually reviews and approves the written position description for the Chairman of the Board, which is available at www.rbc.com/governance. The board’s Human Resources Committee annually assesses the effectiveness of the Chairman of the Board in fulfilling the requirements of the position description.

Director attendance

The attendance record of individual directors is disclosed with their biographies starting on page 6 of the Proxy Circular. Every member of the board has exceeded the Bank’s attendance requirements for directors.

Board members are expected to attend the Annual Meeting of Common Shareholders as well as board meetings and meetings of committees on which they serve. Minimum attendance of 75% of board and committee meetings is required, except where the Corporate Governance and Public Policy Committee determines that factors beyond a director’s control prevented the director from achieving the minimum attendance level. During the 2008 fiscal year, all directors attended at least 75% of board and committee meetings. Specifically, the Bank held 13 board meetings and 23 committee meetings with an average attendance by directors of 97.3% and 94.8%, respectively.

The board’s role

The Board of Directors is responsible for the overall stewardship of the Bank. Directors are elected by shareholders to supervise management of the Bank’s business and affairs, with the goal of enhancing long-term shareholder value.

In performing its role, the board makes major policy decisions, participates in strategic planning, delegates to management the authority and responsibility for day-to-day affairs and reviews management’s performance and effectiveness.

The Bank Act specifies certain important matters that must be dealt with by the board, such as approval of financial statements and declarations of dividends. By formal resolution, the Board of Directors reserves for itself the right to make certain decisions and delegates other decisions to management. Any responsibilities not delegated to management remain with the board and its committees. In some matters, management’s discretion is limited by dollar thresholds beyond which board approval is required. For example, such thresholds exist for investments and divestitures, decisions relating to mergers and acquisitions, intra-group transactions, operating expenditures, capital and funding, and project initiatives.

Some of the board’s other supervisory responsibilities are described below. The board’s functions are fully described in its charter, which has been filed with securities regulators at www.sedar.com and is available on our website at www.rbc.com/governance.

Strategic planning

•	The board oversees our strategic direction and major policy decisions.
•	The board participates with management in an annual session dedicated to strategic planning.
•	The board approves the enterprise strategy, which takes into account, among other things, the opportunities and risks of the businesses.
•	The board reviews and approves our corporate financial objectives and operating plans, including significant capital

(1)	Board policy allows more than two directors to sit on the board of a Bank subsidiary or, when it is in the best interests of the Bank in order to ensure appropriate oversight, an entity in which the Bank holds a substantial investment.

46	Royal Bank of Canada

allocations, expenditures and transactions that exceed delegated authorities.

•

The board frequently discusses aspects of strategy and, within the context of our enterprise-wide performance management framework, reviews accurate and timely information in assessing the implementation of strategic initiatives.

Identification of risks

•

Through its Conduct Review and Risk Policy Committee, the board identifies the principal risks of our businesses and oversees the Bank’s risk control environment. Among other things, that Committee reviews risk management policies and processes, including those concerning credit risk, market risk, operational risk, liquidity and funding risk, reputational risk, regulatory and legal risk, environmental risk, insurance risk, strategic risk, competitive risk and systemic risk. The Committee receives regular reports on key risks affecting the Bank.

•

The Audit Committee reviews reports from the Chief Internal Auditor and reviews the internal controls and risk management policies and processes related to management of capital and liquidity and prevention and detection of fraud and error.

•	Both the Audit Committee and the Conduct Review and Risk Policy Committee receive reports on regulatory compliance matters.

Succession planning

•

The Human Resources Committee reviews succession planning for the President and Chief Executive Officer and other key senior officers and reviews the Bank’s plans for the development of senior talent and candidates for senior positions.

•	The Committee reports to the board at least annually on succession planning matters.
•	The President and Chief Executive Officer has a written objective that makes succession planning a priority.

Communications

•

The board reviews and approves the contents of major disclosure documents, including the Annual Report, quarterly reports to shareholders, the annual information form, management’s discussion and analysis, and the Proxy Circular.

•

The board approves the Bank’s disclosure policy that addresses how we interact with analysts, investors and the public and that contains measures to avoid selective disclosure in accordance with our policies and procedures and legal disclosure requirements.

•	Procedures are in place to provide timely information to current and potential investors and respond to their inquiries.
•

Our Investor Relations group is responsible for maintaining communications with the investing public. It is our policy that every shareholder inquiry should receive a prompt response. Investor Relations staff are available to shareholders by telephone, email and fax, and significant disclosure documents are available at www.rbc.com/investorrelations.

•

Senior executives, including the President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Head, Investor Relations, meet regularly with financial analysts and institutional investors.

•

The quarterly earnings conference calls with analysts and institutional investors are broadcast live and, for a period of three months after each call, are
archived on our Investor Relations website at www.rbc.com/investorrelations.

•	Shareholders may communicate directly with the independent directors by writing to the Chairman of the Board of Directors, Royal Bank of Canada,

 200 Bay Street, South Tower, Toronto, Ontario,

 Canada M5J 2J5.

Integrity of internal controls and management information systems

•	The board establishes the Bank’s values, as set out in our Code of Conduct.
•	The board requires management to implement and maintain effective systems of internal control, including management information systems.
•	The Audit Committee regularly meets with the Chief Internal Auditor and with the Bank’s management to assess the adequacy and effectiveness of systems of internal control.
•	The board reviews our financial statements and oversees our compliance with applicable audit, accounting and reporting requirements.

Governance

•

Through its Corporate Governance and Public Policy Committee, the board develops the Bank’s corporate governance principles and guidelines and establishes appropriate structures and procedures to allow the board to function effectively and independently of management.

Position descriptions

The Board of Directors has approved written position descriptions for the non-executive Chairman of the Board, the chairs of the board’s committees and the President and Chief Executive Officer.

These position descriptions are available on our website at www.rbc.com/governance. The position descriptions of the Chairman of the Board and the President and Chief Executive Officer are reviewed and approved on an annual basis.

Director orientation

The Corporate Governance and Public Policy Committee oversees the director orientation process to assist new directors in fully understanding the nature and operation of our businesses, the role of the board and its committees and the contribution that individual directors are expected to make.

New directors meet with members of the Group Executive representing our core businesses, and with other senior officers, to discuss our business functions and activities.

For new and existing board members, we also prepare and update a comprehensive Director’s Guide, which contains information concerning:

•	qualifications and guidelines for individual directors and their principal roles and responsibilities;
•	a corporate governance overview of the board;

Royal Bank of Canada	47

•	the structure of the board and its committees, and board authorities and delegations;
•	information relating to the Bank and its management, including the Bank’s organizational structure;
•	the legal framework of the organization, including the Bank’s By-laws; and
•	key policies and procedures, including our Code of Conduct and our Director Independence Policy.

Director continuing education

The Corporate Governance and Public Policy Committee oversees continuing education for directors and ensures procedures are in place to give the board timely access to the information it needs to carry out its duties.

In particular, directors:

•	receive a comprehensive package of information prior to each board and committee meeting;
•	are involved in setting the agenda for board and committee meetings;
•	attend an annual strategic planning session;
•	have full access to our senior management and employees; and
•	receive regular updates between board meetings on matters that affect our businesses.

In addition, after each committee meeting, the board receives a report on the committee’s work.

To assist board members in understanding their responsibilities and liabilities, as well as keeping their knowledge and understanding of our businesses current, we provide directors with an ongoing education program. Presentations by senior executives on the business and regulatory environment and on specialized and complex aspects of our business operations are regularly provided to directors. In addition, board meetings are periodically scheduled in different locations to familiarize directors with our regional and international operations.

During the 2008 fiscal year, directors participated in educational sessions and received educational materials on the topics outlined below.

Educational presentations

Topic	Date	Audience
• Enterprise risk presentation on the Bank’s risk management and governance practices and alignment of risk profile with risk appetite	January 2008	Board
• Risk education session on real estate	April 2008	Board
• Recent developments in corporate governance, including update on CSA’s proposed compensation disclosure requirements	May 2008	Corporate Governance and Public Policy Committee
• Trends in executive compensation • Update on CSA’s proposed executive compensation disclosure rules	May 2008	Human Resources Committee
• Overview of risk stress testing practices	June 2008	Conduct Review and Risk Policy Committee
Financial education session, including:
• Update on implementation of International Financial Reporting Standards (IFRS)	June 2008	Audit Committee
• Update on financial disclosure practices and Financial Stability Forum recommendations
Financial education session, including:
• Accounting topics relevant to current environment	October 2008	Board
• Update on implementation of IFRS
• Recent developments in corporate governance	October 2008	Corporate Governance and Public Policy Committee
• Quarterly updates on implementation of Basel II Capital Accord	November 2007	Conduct Review and Risk Policy Committee and Board
February 2008
May 2008
August 2008

In addition, presentations and information concerning board responsibilities, as well as education on current trends in governance are available to the directors through their membership in the Institute of Corporate Directors.

48	Royal Bank of Canada

Our Code of Conduct

The board endorses the principles and compliance elements expressed in our Code of Conduct, which is reviewed and approved at least annually by the Human Resources Committee and the Conduct Review and Risk Policy Committee. Our Code of Conduct has been filed with securities regulators at www.sedar.com and is available at www.rbc.com/governance.

By setting the tone at the top, the Board of Directors fosters a strong governance culture that influences every level of the organization.

The Code establishes written standards designed to promote integrity and ethical behaviour that apply to the Chairman and members of the Board of Directors, senior management and all employees. The Code sets out fundamental principles that guide the board in its deliberations and shape the organization’s business activities globally:

•	upholding the law at all times;
•	confidentiality, privacy and security of personal information;
•	fairness in all our dealings;
•	corporate responsibility and adding value to society;
•	honouring trust by safeguarding client and corporate assets;
•	objectivity and avoidance of conflicts of interest;
•	integrity and telling the truth in all our communications; and
•	individual responsibility and respect within working relationships.

The Code also deals with reporting of unethical or illegal behaviour. It creates a frame of reference for dealing with sensitive and complex issues, and provides for accountability if standards of conduct are not upheld. Waivers of departures from or breaches of the Code are considered only in exceptional circumstances. Any waiver granted to an employee or contract worker must be reported to the Conduct Review and Risk Policy Committee and the Human Resources Committee. Any waivers for the top management team must be approved by the Conduct Review and Risk Policy Committee and reported to the Human Resources Committee. Any waivers for directors must be approved by the Board of Directors on the recommendation of the Conduct Review and Risk Policy Committee. Any waivers for the top management team or directors must be promptly disclosed. In the 2008 fiscal year, no waivers from the Code were granted.

To enhance understanding throughout our global organization of the values and principles outlined in our Code of Conduct, an online learning program was designed and implemented, together with regular online testing. Employees must review the Code and acknowledge adherence to it when they join the Bank and at least once every two years. Our most senior officers must complete the program annually. Members of the Board of Directors annually acknowledge they have read and understand the Code and certify that they are in compliance with its principles as they apply to the directors.

The board has approved the establishment and mandate of an Ethics and Compliance Committee, composed of senior management, to monitor effectiveness of our overall ethics and compliance program in promoting a corporate culture that encourages ethical conduct and a commitment to compliance with laws and regulations. This committee establishes ethics and compliance training and awareness programs and advises senior management and the board on significant compliance and regulatory issues.

Conflicts of interest

Where the personal or business relationships or interests of directors may conflict with those of the Bank, directors are required to disclose in writing the nature and extent of the conflict of interest. In the event of a conflict of interest, the director or executive officer will leave the relevant portion of the meeting and the director will not vote or participate in the decision.

Nominating committee

The Corporate Governance and Public Policy Committee, which is composed solely of independent directors, determines criteria for selecting and assessing potential and current directors and acts as the nominating committee responsible for recommending to the board individuals qualified to become board members.

The board derives its strength from the background, diversity, qualities, skills and experience of its members. Directors are elected by the shareholders at each Annual Meeting to serve for a term expiring on the date of the next Annual Meeting. Every year, the Committee reviews the credentials and performance of candidates proposed for election to the board and assesses their competencies and skills against those that the Committee considers the board, as a whole, should possess. In doing so, it considers the qualification of each candidate under applicable laws, regulations and rules and the skills, diversity, geographies and areas of expertise already represented on the board.

Based on its assessment of the existing strengths of the board and the changing needs of the organization, the Committee determines the competencies, skills and personal qualities it should seek in new board members to add value to the organization. The Committee considers all qualified candidates identified by members of the Board of Directors, by management and by shareholders and maintains an evergreen list of potential candidates for the board.

Nominees are selected for such qualities as integrity and ethics, business judgment, independence, business or professional expertise, international experience and residency and familiarity with geographic regions relevant to our strategic priorities.

With a view to the ability to represent the interests of shareholders effectively, the Committee reviews each candidate’s biographical information, assesses each candidate’s integrity and suitability against criteria that have been developed by the Committee and considers the results of background checks and internal and external due diligence reviews.

Royal Bank of Canada	49

This assessment involves exercise of the Committee’s independent judgment. The Committee uses the same process for evaluating all potential candidates, including those recommended by shareholders. In this context, the Committee considers whether the candidate:

•	has demonstrated, in personal and professional dealings, integrity, high ethical standards and commitment to the values expressed in our Code of Conduct;
•	is likely to take an independent approach and to provide a balanced perspective;
•	has specific skills, expertise or experience that would complement those already represented on the board;
•	is financially literate and able to read financial statements and other indices for evaluating corporate performance;
•	has a history of achievements that demonstrates the ability to perform at the highest level and that reflects high standards for themselves and others;
•	has a background that includes business, government, professional, non-profit or other experience that is indicative of sound judgment and the ability to provide thoughtful advice;
•	recognizes the strengths of diversity;
•	possesses knowledge and appreciation of public issues and exhibits familiarity with international, as well as national and local affairs; and
•

has sufficient time and energy to devote to the performance of duties as a member of the Board of Directors, having regard to positions the candidate holds in other organizations and other business and personal commitments.

On this basis, the Committee makes recommendations to the board regarding potential director candidates.

External consultants

The Committee has sole authority to retain, and approve the fees of, any external consultants to conduct searches for appropriate candidates, or other external advisors that it determines to be necessary to carry out its duties.

Nomination by shareholders

Any shareholder who wishes to recommend a candidate to be considered by the Committee may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience to the Chairman of the Board, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5. Potential candidates may be approached informally to determine their interest in joining the board.

Director tenure policies

Directors are not renominated at the Annual Meeting following their 70th birthday. In the following circumstances, a director is expected to submit his or her resignation to the Chairman of the Board for determination by the board upon recommendation of the Corporate Governance and Public Policy Committee:

•	the director is no longer qualified under the Bank Act or other applicable laws;
•	the director does not meet eligibility rules under the board’s conflict of interest guidelines; or
•	the credentials underlying the appointment of the director change.

Majority voting policy

Board policy requires that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” will tender a resignation to the Chairman of the Board promptly following our Annual Meeting. The Corporate Governance and Public Policy Committee will consider the offer of resignation and, except in special circumstances, will be expected to recommend that the board accept the resignation. The Board of Directors will make its decision and announce it in a press release within 90 days following the Annual Meeting, including the reasons for rejecting the resignation, if applicable.

Board size

The Board of Directors has carefully considered issues relating to its size. The optimal size for the board represents a balance between two opposing needs: a business need for strong geographical, professional and industry sector representation; and the need to be small enough to facilitate open and effective dialogue and decision making. In keeping with the board’s determination based on the recommendation of the Corporate Governance and Public Policy Committee, this year 15 nominees are proposed for election as directors at the Annual Meeting on February 26, 2009.

Board compensation

More specific disclosure concerning the compensation of directors is provided under the heading “Directors’ compensation” starting on page 14 of this Circular.

The Corporate Governance and Public Policy Committee, which is composed solely of independent directors, reviews the amount and the form of compensation of directors. The Committee has sole authority to retain and approve the fees of any compensation consultant to assist in determining board compensation. The Committee did not retain a consultant for this purpose in the 2008 fiscal year. In recommending the form of directors’ compensation, the Committee seeks to align the interests of directors and shareholders. Directors are required to own Common Shares or Director Deferred Stock Units with a minimum value of $500,000.

50	Royal Bank of Canada

In addition, directors receive a dedicated annual retainer in the form of Common Shares or Director Deferred Stock Units, which must be retained until retirement from the board. In 2008, the Committee reviewed annual retainers and attendance fees paid to directors at comparable Canadian corporations and financial institutions, and recommended no increase in board compensation for the coming year. Directors who are also officers of the Bank receive no remuneration as directors.

Executive compensation

More detailed disclosure concerning executive compensation and the process by which the board determines compensation for senior officers is described in this Circular beginning on page 22.

The Human Resources Committee, which is composed solely of independent directors, acts as the compensation committee of the board. This Committee advises the board on compensation and human resource principles, as well as related policies, programs and plans designed to achieve the strategic goals and financial objectives of the Bank. The Committee annually approves performance objectives for the President and Chief Executive Officer that set out financial, strategic and operational priorities, against which his performance is assessed.

The President and Chief Executive Officer’s compensation is approved by the board’s independent directors based on the recommendation of the Human Resources Committee, in light of performance against approved objectives and relative to peer financial institutions.

The Human Resources Committee also makes recommendations to the board on the compensation of other senior management. The Committee has sole authority to retain and approve the fees of any independent compensation consultant to assist in determining compensation for our officers. Disclosure relating to the compensation consultant retained to assist in determining compensation for our senior officers is provided on page 27 of this Circular under “Independent advice.”

Committees of the Board of Directors

To assist it in exercising its responsibilities, the board has established four committees: the Audit Committee, the Conduct Review and Risk Policy Committee, the Corporate Governance and Public Policy Committee, and the Human Resources Committee.

Each committee is composed entirely of independent directors and is chaired by an independent director who is responsible for the effective operation of the committee and the fulfillment of the committee’s charter. The Board of Directors does not have an executive committee. Committee membership is recommended annually by the Corporate Governance and Public Policy Committee and in the normal course directors will serve for a minimum of three years.

Each committee, through its chair, reports to the board following each meeting with respect to its activities and with such recommendations as are deemed appropriate in the circumstances.

Committees may engage external advisors at the Bank’s expense and regularly review and assess the adequacy of their charters and recommend changes for approval by the board. Board committee charters are posted on our website at www.rbc.com/governance.

Each committee has prepared a report of its activities over the past year and the reports, as well as details about the composition and responsibilities of each committee, are included in this Circular under the heading “Committee reports” starting on page 17.

Assessments

The board and each board committee annually complete an evaluation of their effectiveness and directors regularly participate in a peer review process.

The processes for assessment of the board and board committees and for director peer reviews is managed by the board’s independent Corporate Governance and Public Policy Committee. The Committee has sole authority to retain and approve the fees of any independent consultant that it deems necessary to design and analyse the results of the evaluation of board effectiveness and the director peer review process. In 2008, the Committee retained the services of Thane Crossley Partners in connection with these services.

Assessment of the board

The directors conduct an annual evaluation of the performance and effectiveness of the board in light of its charter. The resulting data is analysed by the consultant and reviewed by members of the Corporate Governance and Public Policy Committee and the Board of Directors, who consider whether any changes to the board’s processes, composition or committee structure are appropriate. Additionally, senior management is advised of any suggestions made by directors for improvement of processes to support the work of the board.

Assessment of individual board members

Directors participate in a regular written peer review to assess individual directors on the attributes that contribute to an effective board. This consists of both an evaluation of peers and a self-evaluation. The written peer evaluation process is complemented with one-on-one meetings between the Chairman of the Board and each director.

Assessment of board committees

Each board committee annually evaluates its effectiveness in carrying out the duties specified in its charter. The results are reviewed by the members of each committee who consider whether any changes to its structure or charter are appropriate.

Royal Bank of Canada	51

Controls and certifications

We have disclosure controls and procedures designed to ensure that material information relating to the Bank is communicated to our senior executives, including the President and Chief Executive Officer and Chief Financial Officer, and to our Disclosure Committee.

The Disclosure Committee assists the President and Chief Executive Officer and Chief Financial Officer in ensuring there is an adequate and effective process for establishing, maintaining and evaluating disclosure controls and procedures for our external disclosures.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Senior management, with the assistance of the Disclosure Committee, is responsible for establishing and maintaining adequate internal control over financial reporting as well as annually evaluating the effectiveness of these controls. The President and Chief Executive Officer and the Chief Financial Officer certify on an annual and quarterly basis that they are responsible for establishing and maintaining internal control over financial reporting, as well as for the Bank’s disclosure controls and procedures, and annually certify that these disclosure controls and procedures are effective.

In addition, the President and Chief Executive Officer and the Chief Financial Officer, following their review by senior management and the Disclosure Committee, also certify that our annual filings filed with Canadian securities regulatory authorities and the SEC do not contain an untrue statement of a material fact, or omit to state a material fact, and that the financial statements and other financial information included in the annual filings fairly present, in all material respects, our financial condition and the results of our operations.

On a quarterly basis, the President and Chief Executive Officer and Chief Financial Officer also certify the financial statements and other financial information included in our quarterly reports and the design and operation of our disclosure controls and procedures and internal control over financial reporting.

Subsidiary Governance Office

We have established an enterprise subsidiary governance framework to ensure that appropriate levels of governance are maintained in our subsidiaries.

The Bank’s control functions have joint responsibility for the framework which consists of the coordinated efforts undertaken by each function to achieve sound governance. Our Subsidiary Governance Office (SGO) leads and coordinates this effort promoting consistency, simplicity and transparency in our subsidiary organizational structure. The framework is applied to subsidiaries in a manner which is sensitive to the local legal and regulatory requirements and business and taxation needs. The subsidiary governance framework provides a degree of central oversight.

The SGO establishes and communicates policies on subsidiary board composition and functioning, the role and qualifications of corporate secretaries and the creation, reorganization and termination of our subsidiaries.

Additional governance disclosure

The following information is available at www.rbc.com/governance:

•	additional information about our governance practices and innovations as disclosed starting on page 17 of our Annual Report;
•	our Code of Conduct;
•	the charters of the Board of Directors and of its committees;
•	the Director Independence Policy;
•	position descriptions for the Chairman of the Board, the chairs of committees of the board and the President and Chief Executive Officer;
•	a summary of significant differences between the NYSE Rules and our governance practices;
•	our Corporate Responsibility Report and Public Accountability Statement; and
•	this Statement of Corporate Governance Practices.

Printed versions of any of these documents can also be obtained free of charge from the Secretary of the Bank, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

Board approval

On the recommendation of its Corporate Governance and Public Policy Committee, the Board of Directors has approved this Statement of Corporate Governance Practices.

52	Royal Bank of Canada

Schedule ‘B’	Shareholder proposals

The following eight shareholder proposals have been submitted for consideration at the Annual Meeting of Common Shareholders. These proposals and their supporting statements represent the views of the shareholders submitting them. They are set out in this Circular as required by the Bank Act.

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montreal, Quebec H2X 1X3 has submitted four proposals. The proposals and MÉDAC’s supporting comments (translated from French to English) are set out in italics below.

Proposal No. 1: Consultative vote by the shareholders on the compensation policy for executive officers

It is proposed that the Board of Directors adopt a rule of governance stipulating that the compensation policy of their executive officers be submitted to a consultative vote by the shareholders.

Rationale:

Currently, shareholders may not express their opinion on the compensation policies for executive officers (for example, on the percentage of their salary that is variable and its value according to various scenarios for growth of the security price, sales or profits, as the case may be). Moreover, executive compensation is reaching levels that astonish even the most hardened observers. According to a survey by McKinsey/ HRI/ CCGG(1) in Canada, about 40% of directors believe that CEO compensation is too high and 65% of investors share the same opinion. It is unacceptable for the members of our Mouvement and for many members of the public that the salaries of executive officers keep on growing exponentially, while the salaries of ordinary employees barely keep pace with inflation. We draw your attention to the results of a survey by the Canadian Centre for Alternative Policies published in early 2008 on the compensation of the 100 best-paid CEOs of listed corporations: the compensation of these CEOs is now 218 times the wages of the average employee, whereas a decade ago, it was only 104 times those wages. There is no justification for such a gap and everything demands that we reverse the trend of recent years.

We acknowledge that the Board of Directors is responsible for setting the salary of executive officers. That is why we recommend a consultative (“Say on Pay”) vote so that the board can take the pulse of shareholders with respect to its policy. Our strategic watch on this issue has allowed us to observe that in a number of countries, rules have been adopted to give shareholders a say in basic executive compensation policies and mechanisms. Since 2003 in the United Kingdom and 2004 in Australia, the compensation policies of stock exchange listed corporations have been subject to a consultative vote, while the Netherlands (2004), Sweden (2005) and Norway (2007) have gone even further by making such votes enforceable. In addition, recognition of the authority of shareholders over compensation policy has been echoed in the OECD’s Principles of Corporate Governance.

We might add that in Canada a similar proposal received the support of on average 40.3% of shareholders at the last annual general meetings of the banks in 2008. This presents a good opportunity for the Corporation to show its sensitivity to shareholders’ concerns before such a policy is imposed on it by the regulatory authorities.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

Our governance approach is one of continuous improvement and we monitor emerging best practices aimed at further aligning executive compensation with the interests of shareholders. In carefully considering this proposal, the Board of Directors has taken into account several factors, including finalization by the Canadian Securities Administrators in September 2008 of new rules regarding executive compensation disclosure. As disclosure of Canadian issuers becomes more consistent under these new rules, the Board of Directors will continue to assess appropriate practices including shareholder advisory votes.

The Board of Directors is committed to providing shareholders with clear, comprehensive and transparent disclosure that demonstrates the strong link between compensation and individual and corporate performance. Starting on page 22 of this Circular, this disclosure describes in detail the disciplined and prudent approach for setting compensation implemented by the board and its Human Resources Committee, which is composed exclusively of independent and experienced directors and works in consultation with an independent expert.

We are also committed to open and responsive communications with shareholders. We actively engage in dialogues with investors and governance advocates and adopt policies responsive to their concerns when it is in the best interests of all shareholders. In addition, shareholders have the opportunity to communicate with the board concerning executive compensation or other matters by contacting the board’s independent Chairman as provided on page 46 of this Circular.

The Board of Directors believes that the mechanisms in place for shareholder engagement provide meaningful opportunities for shareholders to effectively express their views concerning executive compensation, unlike the shareholder vote proposed, which would not specify which

(1)	Survey by McKinsey & Company and HRI Corporation of 280 corporate directors and members of the Canadian Coalition for Good Governance in fall 2004.

Royal Bank of Canada	53

aspects of executive compensation policy have raised shareholder concerns.

Proposal No. 2: Presence of women on boards of directors

Since we now have just as large and diverse a pool of talented and experienced women who fit the desired profile of a corporate director as men, it is proposed that the Board of Directors adopt a policy stipulating that 50% of the new candidates nominated as directors be women until parity between men and women is achieved.

Rationale:

In October 2007, a Catalyst survey(1) of the 500 largest U.S. corporations revealed that those with the most women board members had better returns in terms of profitability and sales. Although for more than thirty years now the number of women graduating from our educational institutions has been continuously increasing, few organizations have achieved parity in the composition of their board of directors or senior management team. In fact the percentage of women directors has stagnated at about 10% for the past 20 years. However, women today form a critical mass of talent in such varied fields as finance, international trade, good governance, risk management, compensation, and other areas of board responsibility. We are thus depriving ourselves of a large pool of diversified resources and expertise, and a broader vision of the technological, financial or social issues that corporations must address now and even more in the future.

Certain corporations have adopted policies to encourage the nomination of women candidates to fill vacancies on their board of directors in order to achieve a better balance. However, these are the exception. While acknowledging this sensitivity to the underrepresentation of women on boards of directors, we are asking the Corporation to make a greater commitment to equal representation by adopting the above policy.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Board of Directors recognizes the importance of promoting diversity on the board, including gender diversity, and supports the objective of increasing the number of women on the board. Of the 15 individuals proposed in this Circular for election to the Board of Directors, three, or 20%, are women. The board values the contribution made by these directors and will continue to place a special emphasis on recruiting qualified women to serve on the board.

The Corporate Governance and Public Policy Committee serves as the nominating committee to identify candidates for election to the board. It is the Committee’s duty to bring forward candidates who can best contribute to the stewardship of the Bank, given the specific needs of the Bank at the time. Gender diversity is one of many factors considered by the Committee in assessing potential candidates. The process followed by the Committee in recommending candidates to the board is described starting on page 48 of this Circular under the heading “Nominating committee.”

The board believes it must maintain flexibility in seeking to identify highly qualified candidates and that the proposal is not in the best interests of shareholders as it would restrict the board’s ability to ensure that the overall composition of the board meets the needs of the Bank and its shareholders.

Proposal No. 3: Independence of the members of the compensation committee and of outside compensation consultants

It is proposed that the Board of Directors adopt the same policy on independence for the members of the compensation committee and outside compensation consultants as for the members of the audit committee and the external auditors.

Rationale:

This proposal echoes the best practices advocated by the Canadian Coalition for Good Governance and the Blue Ribbon Commission of the Institute of Corporate Directors (ICD). Such formal independence would reassure shareholders as to the independence of the committee in developing the executive compensation policy. Among other things, the policy should include the following items:

•	the selection process for compensation consultants is the responsibility of the compensation committee and the committee is the client;
•	the consultant(s) derive most of their fees earned from the corporation from their mandate to advise the compensation committee;
•	all the fees so paid are disclosed in the management proxy circular;
•	the CEO does not participate in the selection of the committee members and does not participate in the committee’s work;
•	two-thirds of the committee members are not CEOs;
•	discussions concerning the compensation of executive officers are held in the absence of the executive officers.

In addition, the management proxy circular should include a certificate by the members of the committee to the effect that the policy has been complied with and, in the event of a derogation, appropriate explanations should be given in the circular.

This proposal acknowledges the difficulty of developing an executive compensation policy that is motivating, effective and fair. That is why we want the compensation committee to have the same prerogatives as the audit committee. Thus, the compensation consultants retained for this mandate should have the same independence vis-à-vis the management as the external auditors. As the report of the Blue Ribbon Commission mentioned, “the executive compensation and board-related work actually represents a relatively small part of their overall fee from any given corporate client. Thus,

(1)	Catalyst, The Bottom Line: Corporate Performance and Women’s Representation on Boards, October 2007. Catalyst is a U.S. non-profit organization which aims to support women in achieving their professional goals.

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our recommendation is a representation of best practice and calls for the separation of board work from pension and other work, to ensure independence.”(1)

The subject of executive compensation is all the more critical as even the most hardened observers are astonished at the sums paid. If a significant change is to occur, the members of this committee must be given the necessary conditions to obtain real independence and access to consultants who are independent of management. We draw your attention to the fact that the steps taken to increase the independence of audit committees have borne fruit.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Board of Directors believes that independence is fundamental to its effectiveness, and has adopted the Royal Bank of Canada Director Independence Policy, setting out comprehensive standards of director independence. In keeping with the corporate governance guidelines of the Canadian Securities Administrators and corporate governance listing standards of the New York Stock Exchange, all of the members of the board’s Human Resources Committee are independent.

The board recognizes the importance of appointing to the Committee knowledgeable and experienced individuals who are both independent and have the background necessary to fulfill the Committee’s obligations to the board and the shareholders. None of the members of the Committee currently serves as a chief executive officer of a public company. The President and Chief Executive Officer does not participate in making appointments to the Committee.

The Committee regularly holds in camera sessions, at which no member of management is present. All discussions by the Committee concerning an executive officer’s compensation take place in the absence of that executive officer.

The Committee has sole authority to engage an independent compensation consultant to assist in determining compensation for executives of the Bank and to approve the fees of the engagement. The President and Chief Executive Officer plays no part in the selection of any consultant that the Committee chooses to retain. The Committee has direct access to the independent consultant. The Human Resources Committee annually discloses all fees paid to the consultant in respect of these matters. This information can be found under the heading “Independent advice” on page 27 of this Circular.

The Board of Directors believes that sufficient processes are in place regarding the independence of the members of its Human Resources Committee and the Committee’s external consultants.

Proposal No. 4: Limit on the number of directorships

It is proposed that the Board of Directors adopt a governance rule limiting to four (4) the number of boards on which any of its directors may serve.

Rationale:

In order for directors to perform their role fully, they should be able to devote all the necessary time to that role. The crucial role of directors and the increasing complexity of the environment in which corporations operate are universally acknowledged. One way of ensuring that directors have the necessary time and energy available is to limit the number of directorships that a director may accept. Certain codes of good corporate governance fix a maximum number of directorships. For example, in the United States, the National Association of Corporate Directors (NACD) suggests that a CEO or other executive should not hold more than one or two directorships in addition to their directorship within the corporation. For professional directors (whose sole occupation is to serve as directors), the NACD recommends five or six directorships. In the United Kingdom, the Combined Code recommends that the chairman of a FTSE 100 company should not hold more than one other directorship. In France, a director cannot hold more than five directorships in joint stock companies that have their head offices on French territory. In Canada, the organization SHARE advises abstention from voting for directors who hold five or more directorships or who are members of the management of other corporations.

Moreover, since good governance practices recommend that there be a limited number of directors (from 9 to 11), the specialized board committees that are set up (governance, risk management, in addition to audit, human resources, compensation committees, etc.) increase the workload of every director accordingly. The growing complexity of the files also requires directors to devote more and more time to them.

It is important that the Board of Directors note these developments and adopt a policy to limit the number of directorships held by its members outside the Corporation so that it can ensure that its directors are effective.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The board’s Corporate Governance and Public Policy Committee has considered the issue of limiting the number of boards on which the Bank’s directors may serve. It has concluded that to adopt a strict rule would unduly limit the Bank in its selection of directors and would therefore not be in the best interests of shareholders.

(1)	Institute of Corporate Directors, Blue Ribbon Commission on the Governance of Executive Compensation in Canada: Final Report, June 2007, p. 40.

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Candidates for board membership are selected on the basis of individual attributes including business judgment, experience and expertise, and the willingness and ability to devote extensive time and effort to the business and affairs of the Bank. The experience of board members gained through service on the boards of other corporations is an asset for the Bank. Other directorships held by members of the Board of Directors are disclosed starting on page 6 of this Circular.

The Corporate Governance and Public Policy Committee takes into account time commitments of all kinds, including company directorships and the demands of an individual’s present employment, in considering the qualifications of potential board nominees. The Board of Directors therefore believes that the Committee’s flexibility to exercise judgment in assessing time commitments of candidates better serves the interests of shareholders than an inflexible rule.

Meritas Financial Inc. of 410 Hespeler Road, Unit 5, Cambridge, Ontario N1R 6J6 has submitted one proposal. The proposal and Meritas’ supporting comments are set out verbatim in italics below.

Proposal No. 5: Shareholder advisory vote on report of the Human Resources Committee

Resolved, that shareholders of Royal Bank of Canada, urge the board of directors to adopt a policy that Royal Bank of Canada’s shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Royal Bank of Canada’s management, to ratify the report of the Human Resources Committee set forth in the proxy statement. The proposal submitted to shareholders should ensure that shareholders understand that the vote is non-binding and would not affect any compensation paid or awarded to any Named Executive Officer.

Supporting Statement:

Ever-improving executive compensation disclosure allows shareholders to become better informed with respect to the amounts to be paid to executives, the circumstances under which payments will be made, and the reasons for specific decisions about compensation structure. However disclosure, no matter how detailed, does not allow shareholders to provide any input on the decisions that have been made.

Shareholders are seeking assurance that directors are making serious efforts to ensure that executive compensation is linked to corporate performance. Many are also concerned about the arrangements made with executives under pension schemes and severance packages. An advisory vote will provide shareholders with an opportunity to register their views on all elements of executive compensation.

For many years, shareholders of Canadian issuers have had the opportunity to consider and vote on the adoption of stock-based compensation plans and many types of amendments made to them after they are adopted. Most other elements of executive compensation are not subject to a direct shareholder vote.

Currently, shareholders who do not support some or all aspects of the corporation’s executive compensation package can only register this view through the relatively imprecise methods of withholding votes from the entire board or the directors on the compensation committee. An advisory vote will allow shareholders to clearly express their views of executive compensation by voting on the matter directly.

An advisory vote on compensation was introduced in the United Kingdom in 2002. According to research compiled by Deloitte, in reported vote results from U.K. shareholder meetings held between 2002 and 2007, only 64 of 593 companies indicated that more than 20% of shareholders did not support the directors’ executive compensation report. Yet significant positive changes to executive compensation have been noted. According to corporate governance expert Stephen Davis, Deloitte & Touche found that there has been a significant increase in the amount of total incentive pay “with meaningful performance conditions attached” in the advent of the institution of the advisory vote in the U.K.*

The institution of an advisory vote on executive compensation implicitly acknowledges the expertise of the directors charged with making decisions regarding compensatory matters while allowing shareholders to provide issuers with their views of those decisions.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

As indicated in the response to Proposal No. 1, our governance approach is one of continuous improvement and we monitor emerging best practices aimed at further aligning executive compensation with the interests of shareholders. In carefully considering this proposal, the Board of Directors has taken into account several factors, including finalization by the Canadian Securities Administrators in September 2008 of new rules regarding executive compensation disclosure. As disclosure of Canadian issuers becomes more consistent under these new rules, the Board of Directors will continue to assess appropriate practices including shareholder advisory votes.

The Board of Directors is committed to providing shareholders with clear, comprehensive and transparent disclosure that demonstrates the strong link between compensation and individual and corporate performance. Starting on page 22 of this Circular, this disclosure describes in detail the disciplined and prudent approach for setting compensation implemented by the board and its Human Resources Committee, which is composed exclusively of independent and experienced directors and works in consultation with an independent expert.

We are also committed to open and responsive communications with shareholders. We actively engage in dialogues with investors and governance advocates and adopt policies responsive to their concerns when it is in the best interests of

*	Stephen Davis, “Does ‘Say on Pay’ Work?”, Policy Briefing No. 1, Millstein Centre for Corporate Governance and Performance, Yale School of Management, 2007, p. 11.

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all shareholders. In addition, shareholders have the opportunity to communicate with the board concerning executive compensation or other matters by contacting the board’s independent Chairman as provided on page 46 of this Circular.

The Board of Directors believes that the mechanisms in place for shareholder engagement provide meaningful opportunities for shareholders to effectively express their views concerning executive compensation, unlike the shareholder vote proposed, which would not specify which aspects of executive compensation policy have raised shareholder concerns.

Mr. J. Robert (Bob) Verdun of 153 Wilfrid Avenue, Kitchener, Ontario N2A 1X2, (519) 574-0252, bobverdun@rogers.com has submitted three proposals. The proposals and Mr. Verdun’s supporting comments are set out verbatim in italics below.

Proposal No. 6: Fundamental review of executive compensation

The shareholders recommend to the Board of Directors that it undertake a comprehensive review of executive compensation to ensure that incentives do not encourage extreme risks, and that bonuses are paid out only when long-term performance has been proven to be sound and sustainable. This review should lead to new policies to place before the shareholders for approval in one year’s time.

Shareholder’s Explanation:

The massive collapse of financial institutions that took place in September 2008 is due to many factors, but it is clear that misguided executive compensation policies were significantly responsible for the devastating insolvencies of banks, investment houses, and insurance companies. Appointment to a senior executive position in a financial institution should be regarded as a privilege, and the duties should be executed with the highest possible standards of responsibility and ethics. Long-term performance and stability must be priorities. In the opinion of many shareholders, current executive compensation is excessive, and provides the wrong kind of incentive. Stock options, in particular, can encourage executives to make risky decisions in search of short-term gains that will drive up the share price. The comprehensive review should consider a cap on current cash compensation at a level that allows executives to live comfortably, but without distracting them from the job of managing the bank. Any additional compensation should be in a form that is not received by the executive until after retirement. My suggestion is that it should be payable over a period of at least 60 months, beginning one full year after retirement. Moreover, this compensation (likely in the form of restricted share units) should be fully retractable in the case of significant failures due to wrong decisions having been made by the affected executives. The details shall be worked out by the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Bank’s compensation policies are designed to attract and retain top talent in a dynamic, competitive and global marketplace. The Human Resources Committee consults with an independent external compensation expert and benchmarks against peer companies to ensure that compensation design and levels are appropriate. The Bank provides shareholders with extensive and transparent disclosure relating to executive compensation.

At all levels, the Bank’s compensation programs are aligned with the interests of shareholders. As described in more detail starting on page 22 of this Circular, compensation programs for top executives ensure alignment with the current and future interests of shareholders by balancing short, medium and long-term incentives. These incentives are directly linked to the overall performance of the Bank, both in absolute terms and relative to competitors. They incorporate challenging performance goals which are determined with a view to the risks and opportunities of the businesses and deferred compensation which is designed to motivate the top management team to create long-term shareholder value. The compensation components for executive roles reflect the responsibility of the position and the ability to influence short, medium and long-term objectives. To ensure that executives make prudent decisions in directing corporate resources toward the sustainable creation of shareholder value, a significant portion of their compensation is paid in the form of mid-term and long-term equity awards. Mid-term incentives reward participants for performance over a three-year period, while the Bank’s long-term incentive program features stock options that do not vest immediately, but rather in increments of 25% per year over a four-year period beginning one year after the grant date.

This proposal would have the unintended consequence of requiring officers to leave the organization in order to receive their incentive compensation, which would run counter to the Bank’s goal of retaining our most talented and experienced executives. We also note that, under Canadian tax laws, deferral of income beyond retirement for a period as long as that suggested in the proposal could result in an individual having to pay taxes currently on income that would not be received for several years.

The Bank has significant minimum shareholding requirements for senior executives to further align their interests with those of shareholders. As outlined beginning on page 26 of this Circular, minimum shareholdings for the President and Chief Executive Officer are eight times his last three years’ average base salary. In addition, the share ownership requirements of the President and Chief Executive Officer extend for two years into retirement.

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Our Human Resources Committee, which is composed solely of independent directors, annually undertakes an extensive and comprehensive review of executive compensation, makes recommendations to the board and reports to shareholders. In light of the existing incentives and safeguards that align executive compensation with the performance of the organization over a period of years, the Board of Directors believes that the additional review of executive compensation suggested in this proposal would not be in the interests of the Bank or its shareholders.

Proposal No. 7: Short-selling to be thoroughly reviewed

The shareholders recommend to the Board of Directors that a comprehensive review be undertaken with respect to short-selling. If warranted, the Board shall bring forward a policy for consideration by the shareholders, and, if necessary, for submission to the legislators and regulators.

Shareholder’s Explanation:

The spectacular collapse of financial institutions in the United States and elsewhere in September 2008 was aggravated by short-selling, which had to be temporarily halted by the regulators. This raises the obvious question of whether short-selling should ever be allowed. Short-selling is a practice whereby an investor “borrows” shares that belong to someone else, without the expressed permission of the actual owner. These shares are then sold into the market in the expectation that the share price will decline, the investor intending to buy back the shares at a profit in order to restore them to the original owner. This practice results in the same shares residing in two different accounts at the same time! That is, they are still shown as being in the account of the original owner (who is not informed that they have been borrowed) while also being in the account of the person who buys them from the short-seller. The result looks suspiciously like fraud! The entire process creates a glut of shares on the market, and has the obvious effect of placing downward pressure on the share price. It becomes a self-fulfilling prophecy if enough short-sellers enter the market. Even if the company was strong and healthy, short-sellers can seriously damage its market value. It is obviously not in the best interests of the original owners to allow their shares to be borrowed and sold for the purpose of driving down their value, so how is it possible for a broker to do something that appears to be unethical, and a violation of the broker’s fiduciary duty to the original owner? Thus, a comprehensive review is required, and may require this bank’s brokerage operations to cease all short-selling on a permanent basis – in addition to whatever recommendations are appropriate for the legislators and regulators for industry-wide reforms.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The market practice of short selling has recently been the subject of considerable regulatory focus. In addition to previously existing regulations governing short selling, securities regulators in Canada, the United States, the United Kingdom, Europe, Australia and other jurisdictions have brought forward new rules strengthening the regulation of short selling. This increased oversight is designed to protect the integrity and quality of the securities markets and to strengthen investor confidence. Our Code of Conduct requires that every RBC company and employee abide at all times with laws and respect their intent in the best interests of our clients, employees and shareholders.

Historically, proponents of short selling have noted its contribution to market efficiency. In September 2008, when announcing a temporary order to prohibit short selling in financial companies, the U.S. Securities Exchange Commission noted that under normal conditions, short selling contributes to efficiency and liquidity in the markets.

Both the Bank Act and the internal policies of the Bank prohibit the short selling by employees of securities of the Bank or its affiliates. The Board of Directors will continue to monitor the Bank’s business practices and internal policies but does not believe that a policy review that is specific to a single market practice which is subject to extensive and increasing regulatory oversight is in the best interests of the Bank and its shareholders.

Proposal No. 8: Director recruitment policies to be reviewed

The shareholders recommend to the Board of Directors that it review its policies on director recruitment, especially with regard to the number of current and former Chief Executive Officers of other corporations who are nominated.

Shareholder’s Explanation:

Executive compensation policies were clearly a major factor in the collapse of several major financial institutions during September 2008. The time is ripe for a review of the ideal qualifications for candidates for the Board of Directors. If the Board is dominated by current and former CEOs, it is inevitable that executive compensation will continue to be generous, and overly reliant on the good judgement of the recipients not to engage in risky decision-making for the purpose of generating short-term spurts in share values. The review of policies on director recruitment shall consider how to find more qualified candidates for the Board whose first allegiance is to fellow shareholders.

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THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Corporate Governance and Public Policy Committee, which is composed solely of independent directors, acts as the nominating committee responsible for recommending to the board individuals qualified to become board members. Every year, the Committee reviews the credentials and performance of candidates and assesses their competencies and skills against those that the Committee considers the board, as a whole, should possess.

The Committee’s processes for identifying candidates and determining the competencies, skills and personal qualities it should seek in new board members to add value to the Bank are described starting on page 48 of this Circular. Among the many qualities considered by the Committee in assessing candidates are financial literacy, business experience and a history of achievements that demonstrates the ability to work at the highest level.

As a matter of practice, directors who are currently serving as chief executive officers of public companies are not appointed to the independent Human Resources Committee, which acts as the compensation committee of the board. However, the board recognizes the importance of appointing to this Committee individuals who are knowledgeable and experienced and have the background in executive compensation necessary to fulfill the Committee’s obligations to the board and shareholders.

The Bank is fortunate to have among the members of its Board of Directors the chief executive officers of major business enterprises. Their strong contributions and insights are highly valued by the organization. The Board of Directors consequently believes that appropriate policies are in place at the Bank for the recruitment of directors and that the specific approach suggested in this proposal would not serve the interests of the Bank or its shareholders.

This is a carbon neutral publication. Net carbon dioxide equivalent emissions associated with the production and distribution of this report have been neutralized through the purchase and retirement of certified emission reductions (CERs). CERs are subjected to a rigorous validation, certification, registration and issuance process designed to ensure real, measurable and verifiable emission reductions that are recognized under the Kyoto Protocol. South Pole conducted the carbon offset calculation and the CERs were acquired through the RBC Capital Markets’ emissions trading group.
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